Form 20-F
period 2000-12-31
ULTRA PETROLEUM CORP
filed 2001-07-02
CIK 1022646

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of
                                     1934
             For the Twelve Month Period Ending December 31, 2000

                        Commission File Number: 0-29370

                             ULTRA PETROLEUM CORP.
                             ---------------------
            (Exact Name of Registrant as specified in its charter)

                            Yukon Territory, Canada
                            -----------------------
                (Jurisdiction of incorporation or organization)

                    16801 Greenspoint Park Drive, Suite 370
                             Houston, Texas 77060
                   (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                     None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                        Common Shares without par value
                        -------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act: None

Indicate the number of outstanding shares of each of the Company's classes of capital or common stock as of December 31, 2000: 56,939,762 common shares without par value.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES X NO _____
                                        -

Indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17 X ITEM 18 ___
        -

Currency: All dollar amounts set forth in this report are in United States dollars, except where otherwise indicated.

                               TABLE OF CONTENTS

                                                                                                            Page
                                                                                                            ----
PART I...................................................................................................     1

   Item 1.      Identity of Directors, Senior Management and Advisers: Not Applicable....................     1
   -------      -----------------------------------------------------
   Item 2.      Offer Statistics and Expected Timetable: Not Applicable..................................     1
   -------      -------------------------------------------------------
   Item 3.      Key Information..........................................................................     1
   -------      ---------------
   Item 4.      Information on the Company...............................................................     2
   -------      --------------------------
   Item 5.      Operating and Financial Review and Prospects.............................................    15
   -------      --------------------------------------------
   Item 6.      Directors, Senior Management and Employees...............................................    20
   -------      ------------------------------------------
   Item 7.      Major Shareholders and Related Party Transactions........................................    22
   -------      -------------------------------------------------
   Item 8.      Financial Information....................................................................    23
   -------      ---------------------
   Item 9.      The Offer and Listing....................................................................    23
   -------      ---------------------
   Item 10.     Additional Information...................................................................    24
   --------     ----------------------
   Item 11.     Quantitative and Qualitative Disclosures About Market Risk...............................    30
   --------     ----------------------------------------------------------
   Item 12.     Description of Securities Other Than Equity Securities: Not Applicable...................    30
   --------     ----------------------------------------------------------------------

Part II..................................................................................................    30

   Item 13.     Defaults, Dividend Arrearages And Delinquencies..........................................    30
   --------     -----------------------------------------------
   Item 14.     Material Modifications to the Rights of Security Holders and Use Of Proceeds:
   --------     ----------------------------------------------------------------------------
   Not Applicable........................................................................................    30

Part III.................................................................................................    30

   Item 15.     Financial Statements.....................................................................    30
   --------     --------------------
   Item 16.     Articles of Continuance And Bylaws.......................................................    30
   --------     ----------------------------------

PART I

Item 1.   Identity of Directors, Senior Management and Advisors.
-------   -----------------------------------------------------

Not applicable.

Item 2.   Offer Statistics and Expected Timetable.
-------   ---------------------------------------

Not applicable.

Item 3.   Key Information.
-------   ---------------

Selected Financial Data
-----------------------

     The selected financial data set forth below, presented in accordance with Canadian generally accepted accounting principles and denominated in U.S. dollars, should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects." As of December 31, 1999, the Company changed its fiscal year end from June 30 to December 31.

                                                          Six Month
                           Years Ended Dec 31        Period Ended Dec 31                        Years Ended June 30
                           ------------------        -------------------         -----------------------------------------------
                          2000          1999         1999          1998          1999           1998          1997          1996
                          ----          ----         ----          ----          ----           ----          ----          ----
Gross Revenue          $21,002,636  $ 8,976,706  $ 4,785,811   $ 3,131,443   $ 7,022,338   $  3,645,511   $   440,142   $   273,466
Net Income (loss)        9,889,926   (3,770,508)  (1,563,551)   (6,723,210)   (8,930,166)   (10,572,359)   (1,096,489)   (1,255,727)
Earnings/loss
    common share              0.17        (0.07)       (0.03)        (0.12)        (0.16)         (0.26)        (0.04)        (0.08)

Share Capital           50,838,663   50,666,631   50,666,631    50,297,448    50,485,327     32,312,036    20,133,202    10,761,671
Special Warrants                 0            0            0             0             0     17,600,442     5,072,166             0

Total Assets            73,177,286   38,062,649   38,062,649    46,017,473    38,461,878     56,137,341    22,542,053     8,955,800
Long-Term Liabilities   24,730,612    8,766,646    8,766,646     8,750,000     7,450,000     10,695,654             0             0
Shareholders' Equity    35,694,191   25,632,233   25,632,233    29,033,557    27,014,480     35,317,797    21,237,046     7,962,339

     Had the foregoing selected financial data been stated in accordance with U.S. generally accepted accounting principles, the data presented would be as follows:

                                                     Six Month Transition
                           Years Ended Dec 31        Period Ended Dec 31                        Years Ended June 30
                           ------------------        -------------------         -----------------------------------------------
                          2000          1999         1999          1998          1999           1998          1997          1996
                          ----          ----         ----          ----          ----           ----          ----          ----
Gross Revenue          $21,002,636  $ 8,976,706   $ 4,785,811   $ 3,131,443   $ 7,022,338  $  3,645,511   $   440,142   $   273,466
Net Income (loss)        9,889,926   (3,770,508)   (1,563,551)   (6,723,219)   (8,930,166)  (10,572,359)   (1,096,489)   (1,255,727)
Earnings/common share
 common share                 0.17        (0.07)        (0.03)        (0.12)        (0.16)        (0.26)        (0.04)        (0.08)

Share Capital           52,032,375   51,860,343    51,860,343    51,491,160    51,679,039    33,505,748    21,326,914    11,955,383
Special Warrants                 0            0             0             0             0    17,600,442     5,072,166             0

Total Assets            73,164,358   38,049,721    38,049,721    46,004,545    38,448,950    56,124,413    22,529,125     8,942,872
Long-Term Liabilities   24,730,612    8,766,646     8,766,646     8,750,000     7,450,000    10,695,654             0             0
Shareholders' Equity    35,524,992   25,463,034    25,463,034    28,864,358    26,845,281    35,148,598    21,067,847     7,853,796

     The Company has never paid cash dividends on its common shares and does not expect to do so for the foreseeable future. The Company intends to use retained earnings to finance the growth of its business.

Item 4.   Information on the Company
-------   --------------------------

General
-------

     Ultra Petroleum Corp. (the "Company") was incorporated on November 14, 1979, under the laws of the Province of British Columbia, Canada. The Company continued into the Yukon Territory, Canada under Section 190 of the Business Corporations Act (Yukon Territory) on March 1, 2000. The Company explores for and develops oil and gas, primarily in the Green River Basin of southwest Wyoming, where it leases approximately 254,669 gross (192,387 net) acres covering approximately 410 square miles, and in the Bohai Bay, China. The Company operates a well in Texas that is a marginal producer. The Company currently derives approximately 90% of its revenue from the sale of natural gas and approximately 10% from the sale of condensate.

     Ultra Petroleum Corp.'s principal place of business is 16801 Greenspoint Park Drive, Suite 370, Houston, Texas 77060, Telephone 281-876-0120, Facsimile 281-876-2831.

     During the twelve months ended December 31, 2000, the Company drilled or caused to be drilled a total of 25 gross (11.85 net) exploratory wells. Of these, 24 gross (11.76 net) wells were considered productive. The remaining 1 gross (.08 net) well was abandoned for mechanical reasons. Since December 31, 2000, the Company has participated in the drilling of 8 wells in Wyoming and 2 wells on Ultra's primary blocks in China, all of which have been successful. See "Operating and Financial Review and Prospects".

     The Company's capital expenditures for the last three financial years are as follows: for the year ended December 31, 2000 were $22.2MM, for the six months transition period ended December 31, 1999 were $6.2MM, for the period ended June 30, 1999 were $22.0MM and for the year ended June 30, 1998 were $30.7MM.

     The Company plans to drill up to 40 wells in Wyoming and up to 15 wells in China during 2001. The 2001 capital budget has initially been set at $47 million, in line with management's projected cash flow and current availability under its credit facility. With continued high oil and gas prices the Company expects both the credit facility and the budget could increase. See "Operating and Financial Review and Prospects".

     The Company has approved a capital expenditure budget of $47MM for the year 2001 with $35MM committed to the Wyoming assets and $12MM committed to the Bohai Bay asset. These capital expenditures will be funded through the Company's increased bank line and cash flow from operations.

     Effective January 16, 2001, the Company completed the acquisition of 100% of the outstanding shares of Pendaries Petroleum Ltd., a Houston based independent oil and gas exploration company with its primary focus in the Bohai Bay, China, in exchange the Company issued 14,995,000 shares of its common stock. The transaction was accounted for using the purchase method of accounting and was valued at $40 million. As of January 1, 2001, Pendaries had proved reserves of 12.7 million barrels with estimated future net revenues before income taxes discounted at 10% of $103 million.

     The Company's principal market in which it competes is in the Green River Basin in southwest Wyoming and the Bohai Bay offshore China. The total revenues for each of the last 3 years were $21MM for the year ended December 31, 2000, $4.8MM for the six month period ended December 31, 1999, $7.0MM for the year ended June 30, 1999, and $3.6MM in 1998.

     A significant portion of the Company's operations in Wyoming are suspended during the winter due to least restrictions and its production may be interrupted by severe weather, causing delays and increasing the cost of operations.

     The Company derives its revenue principally from the sale of natural gas. As a result, the Company's revenues are determined, to a large degree, by prevailing natural gas prices. The Company sells the majority of its natural gas in the open market at prevailing market prices, or pursuant to market price contracts. The market price for natural gas is dictated by supply and demand, and the Company cannot predict or control the price it receives for its natural gas. Moreover, market prices for natural gas vary significantly be region. For example, natural gas in the Rocky Mountain region, where the Company produces most of its natural gas, historically sells for less than natural gas in the Midwest and Northeast. Accordingly, the Company's income and cash flows will be greatly affected by changes in natural gas prices and by regional pricing differentials. The Company will experience reduced cash flows and may experience operating losses when natural gas prices are low. Under extreme circumstances, the Company's natural gas sales may not generate sufficient revenue to meet the Company's, and, on a post-Arrangement basis, the combined companies', financial obligations and fund planned capital expenditures. Moreover, significant price decreases could negatively affect the Company's reserves by reducing the quantities of reserves that are recoverable on an economic basis, necessitating write downs to reflect the realizable value of the reserves in the low price environment.

     The ability to market oil and natural gas depends on numerous factors beyond the Company's control. These factors include:

 .  the extent of domestic production and imports of oil and natural gas;

 .  the proximity of natural gas production to natural gas pipelines;

 .  the availability of pipeline capacity;

 .  the demand for oil and natural gas by utilities and other end users;

 .  the availability of alternative fuel sources;

 .  the effects of inclement weather;

 .  state and federal regulations of oil and natural gas marketing; and

 .  federal regulation of natural gas sold or transported in interstate commerce.

Because of these factors, the Company may be unable to market all of the oil and natural gas it produces, including, on a post-arrangement basis, oil and natural gas that may be produced from the Bohai Bay properties. In addition, it may be unable to obtain favorable prices of the oil and natural gas it produces.

     The Company is dependent on its' individual oil and gas leases in Wyoming and two petroleum contracts in China in order to explore for and produce oil and gas. The individual leases are primarily federal leases with 10 year lease terms until establishment of production. The leases in which production is obtained extend until cessation of that production. The China petroleum contracts are for a maximum of 30 years and are divided into 3 periods; exploration period, development period and production period. The exploration period is for approximately 7 years and work is to be performed and expenditures are to be incurred to delineate the extent and amount of the hydrocarbons, if any, for each block. The development period occurs when a field is discovered and commences on the date of approval by the Ministry of Energy. There is no limit on the time required to develop a field. The production period of any oil and gas field in a block is a period of 15 consecutive years commencing on the date of commencement of commercial production from the field.

     The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may;

 .  require that the Company acquire permits before commencing drilling;

 . restrict the substances that can be released into the environment in connection with drilling and production activities;

 . limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; and

 . require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

Under these laws and regulations, the Company could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. The Company maintains limited insurance coverage for sudden and accidental environmental damages, but does not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages. Accordingly, the Company may be subject to liability or may be required to cease production from properties in the event of environmental damages.

     A significant percentage of the Company's operations are conducted on public lands. These operations are subject to a variety of on-site security regulations as well as other permits and authorizations issued by the BLM, the Wyoming Department of Environmental Quality and other Agencies. A portion of the Company's acreage is affected by winter lease stipulations that prohibit exploration, drilling and completing activities generally from November 15 to May 15, but do allow production activities all year round. To drill wells in Wyoming, the Company is required to file an Application for Permit to Drill with the Wyoming Oil and Gas Commission. Drilling on acreage controlled by the federal government requires the filing of a similar application with the BLM. These permitting requirements may adversely affect the Company's ability to complete its drilling program at the cost and in the time period currently anticipated. On large-scale projects, lessees may be required to perform environmental impact statements to assess the environmental impact of potential development, which can delay project implementation and/or result in the imposition of the environmental restrictions that could have a material impact on cost or scope.

     The Company has four significant subsidiaries that it owns 100% of each entity. The four companies and their places of incorporation are as follows:
Ultra Petroleum (USA) Inc., a Colorado corporation, Ultra Resources, Inc., a Wyoming corporation; Pendaries Petroleum Ltd., a New Brunswick, Canada corporation and Sino-American Energy Corporation, a Texas corporation.

Environmental Impact Statement
------------------------------

     In 1998, the U.S. Bureau of Land Management ("BLM") initiated a requirement for an Environmental Impact Statement ("EIS") for the Pinedale Anticline area in the Green River Basin. An EIS evaluates the effects an industry's activities will have on the environment in which the activity is proposed. This EIS encompasses approximately 200,000 gross acres under lease by the Company north of the Jonah Field where most of the Company's exploration and development is taking place. This environmental study included an analysis of the geological and reservoir characteristics of the area plus the necessary environmental studies related to wildlife, surface use, socio-economic and air quality issues. This has been an important step in giving the Company the ability to develop its natural gas resources in the region. The final EIS was issued on July 27, 2000. The final statement provides for a great deal of flexibility for the operators, but will require continued up front planning before a company submits its application for a permit to drill on each well. The Record of Decision ("ROD") on the EIS was delivered in August 2000. The Company co-owns leases on a significant area of state and privately owned lands in the vicinity of the Mesa that do not fall under the jurisdiction of the BLM and are not subject to the EIS process.

     Further, in August 1999 the BLM required an Environmental Assessment ("EA") for the Jonah Field where the Company owns three sections and had already drilled 21 wells. An EA is a more limited environmental study than is conducted under an EIS. The BLM required an EA for the Jonah Field to evaluate allowing industry to drill wells on a smaller density than had been previously studied in the Jonah EIS which was completed in 1998. The EA was completed in mid-June 2000. The result of the EA is that the Company was allowed to infill drill on 40 acre spacing in the Jonah Field. On the three sections within the Jonah Field area, 14 gross wells were drilled during the remainder of 2000 and 8 gross wells have been drilled to date in 2001, all of which were deemed productive.

Description of Property.
-----------------------

     As of December 31, 2000, the Company owned developed oil and gas leases totaling 3,750 gross (1,394 net) acres of which 84% is located in the Green River Basin of Sublette County, Wyoming, and the remaining 16% is located in Texas and Louisiana, plus associated production equipment. The Company owned undeveloped oil and gas leases totaling 253,751 gross (191,270 net) acres of which 99% are located in the Green River Basin of Sublette County, Wyoming, and the remaining 1% is located in Texas. The Company's acreage in the Green River Basin is primarily covering the Pinedale Anticline and a large undeveloped block west of the Anticline. The Company also owns three sections in the Jonah Field. The acreage and other additional information concerning the Company's oil and gas operations are presented in the following tables. Holding costs of leases not held by production are approximately $220,000 for the fiscal year ending December 31, 2001.

Estimated Net Quantities of Oil and Gas and Standardized Measure of Future Net
------------------------------------------------------------------------------
Cash Flows
----------

     The Company's oil and gas reserves are primarily located in the United States with the exception of the reserves associated with the Pendaries acquisition completed on January 16, 2001. Those reserves are located in the Company's two core blocks in the Bohai Bay of China. Information concerning the estimated net quantities of all the Company's proved reserves, changes therein and the standardized measure of future net cash flows from such reserves as of December 31, 2000, is presented as unaudited supplementary information included in the consolidated financial statements included in this report. The estimates are based upon the reports of Netherland Sewell & Associates, an independent petroleum engineering firm, for the year ended December 31, 2000 and the six-month period ending December 31, 1999. Gilbert Lausten Jung & Associates, an independent petroleum engineering firm, provided the reports for each of the two fiscal years ended June 30, 1998 and 1999. The Company elected to retain Netherland Sewell & Associates for review of its U.S. asset base, because they are a U.S. engineering firm with prior and ongoing experience in the Green River Basin of Sublette County, Wyoming where the Company's core assets are located. The Company has no long-term supply or similar agreements with foreign governments or authorities, and the Company does not own an interest in any reserves accounted for by the equity method.

Net Oil and Gas Production, Average Price and Average Production Cost
---------------------------------------------------------------------

     The net quantities of gas and condensate produced and sold by the Company for each of the last three fiscal years, the average sales price per unit sold and the average production cost per unit are presented below.

                                    Gas and Condensate*
                                    -------------------

                                             Average
                                            Production
Fiscal Year    Net Condensate     Net Gas     Sales     Gas Sales   Cost Per
Ended            Production     Production    Price       Price    Equivalent
June 30,           (Bbls)          (Mcf)     Per Bbl     Per Mcf      Mcf**
--------           ------          -----     -------     -------      -----

1998                14,000       1,800,000    $12.41      $1.93      $0.51
1999                42,000       4,129,000    $15.95      $1.54      $0.59

Six Months
Ended
Dec 31
------

1999                20,000       1,908,000    $22.12      $2.29      $0.66

Twelve Months
Ended
Dec 31
------

2000                50,000       5,297,000    $31.82      $3.66      $0.76

_________
*Equivalent barrels have been calculated on the basis of six thousand cubic feet (6 Mcf) of natural gas equals one barrel of oil.
**Average production cost includes lifting costs, remedial workover expenses and production taxes.

Gross and Net Productive Wells
------------------------------

     As of December 31, 2000, the Company's total gross and net wells were as follows:

                               Productive Wells*
                               -----------------
                              Gas and Condensate
                              ------------------
                           Gross Wells    Net Wells
                           -----------    ---------
                               77            28.33
_________
*A gross well is a well in which a working interest is owned. The number of net wells represents the sum of fractional working interests the Company owns in gross wells. Productive wells are producing wells plus shut-in wells the Company deems capable of production.

Gross and Net Developed and Undeveloped Acres
---------------------------------------------

     As of December 31, 2000, the Company had total gross and net developed and undeveloped oil and gas leasehold acres as set forth below. The developed acreage is stated on the basis of spacing units designated by state regulatory authorities.

                              Leasehold Acreage*
                              ------------------
                          Developed       Undeveloped
                          ---------       -----------
                        Gross     Net    Gross      Net
                        -----     ---    -----      ---

     Louisiana            430      13        0        0
     Texas                160      40    2,242      224
     Wyoming            3,160** 1,341  251,509  191,046
                      -------   -----  -------  -------

     All States         3,750   1,394  253,751  191,270

     As of
     1-16-01***
     -------

     China                  0       0  766,000   63,428

__________
*Gross acres are those acres in which a working interest is owned. The number of net acres represents the sum of fractional working interests the Company owns in gross acres.
** Gross and net developed acres decreased in Wyoming due to downspacing from 80 acres to 40 acres in Jonah Field.
***On January 16, 2001 Ultra completed the acquisition of Pendaries Petroleum Ltd and acquired an 18.2% and 15% working interest in Block 04/36 and Block 05/36, respectively, in the Bohai Bay of China. China National Offshore Oil Company (CNOOC) has the right to participate for up to a 51% working interest in both blocks by paying 51% of development and operating costs. It is assumed that CNOOC will elect to participate for the full 51% which will reduce the Company's working interest to 8.92% in Block 04/36 and 7.35% in Block 05/36.

Exploratory Wells and Development Wells
---------------------------------------

     For each of the two fiscal years ended June 30, 1998 and 1999, the six-month period ended December 31, 1999, and the fiscal year ended December 31, 2000, the number of net wells drilled by the Company was as follows:


               Net Exploratory      Net Development       Total Net
Year            Wells Drilled        Wells Drilled      Wells Drilled
Ended         -----------------  ---------------------  -------------
Dec 31        Productive  Dry    Productive       Dry
------------  ----------  -----  ---------------  ----

2000                2.84   .08*             8.93     0          11.85

Six Months
Ended
Dec 31
------

1999                   0  1.00              1.70  .425          3.125

Year
Ended
June 30
-------

1999                0.68  0.50              3.73     0           4.91
1998                2.93  1.60              3.44     0           7.97

*Note:  Abandoned for mechanical reasons.

Recent Activities
-----------------

     From January 1, 2001 through May 3, 2001, the Company drilled 8 gross (5.10 net) new wells in the Jonah Field area of Wyoming, all successful. In the Warbonnet Area on the Pinedale Anticline, one gross (.42 net) well drilled during 2000 was successfully completed and placed on production at an initial rate of 6.5 Mmcfg/d. One gross (.42 net) additional well, Warbonnet 5-23 has been drilled and completion has commenced. Two gross (.85 net) additional Warbonnet wells (8-26 and 2-26d) are drilling. In addition to the Ultra operated activity, our partners have commenced drilling operations on two new wells and completion operations on one of the wells drilled in 2000 on the Mesa portion of the Pinedale Anticline.

     On January 9, 2001, Ultra was added to the TSE 300 Oil and Gas Index. On January 16, 2001, Ultra acquired Pendaries Petroleum, a Houston based Canadian company with interests in the Bohai Bay, China. The assets include an 18.2% interest in Block 04/36, and a 15% interest in Block 05/36, covering approximately 766,000 acres. Kerr-McGee operates both blocks, with Newfield Exploration holding a 35% interest in Block 05/36. During the first quarter of 2001, Ultra participated in the drilling of two successful wells in China. Successful drillstem tests (DSTs) and confirmation of the existing pay sands have added several new productive horizons. On January 17, 2001, Ultra began trading on the American Stock Exchange (Amex) under the symbol UPL.

Supply Contracts or Agreements
------------------------------

     The Company is not obligated to provide a fixed or determinable quantity of oil and gas in the future under any existing contract or agreement, beyond the short-term contracts customary in division orders and off-lease marketing arrangements within the industry.

Risk Factors
------------

     In addition to the risks set forth above and elsewhere in this report, the Company is subject to the following risks.

     Ability to Replace Reserves.  The Company's future success depends upon its
     ---------------------------
ability to find, develop and acquire oil and gas reserves that are economically recoverable. As a result, the Company must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. The Company must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance these activities. Without successful exploration or acquisition activities, the Company's reserves, production and revenues will decline rapidly. No assurances can be made that the Company will be able to find and develop or acquire additional reserves at an acceptable cost.

     Marketability of Production.  The ability to market oil and gas depends on
     ---------------------------
numerous factors beyond the Company's control. These factors include: the extent of domestic production and imports of oil and gas; the proximity of gas production to gas pipelines; the availability of pipeline capacity; the demand for oil and gas by utilities and other end users; the availability of alternative fuel sources; the effects of inclement weather; state and federal regulation of oil and gas marketing; and federal regulation of gas sold or transported in interstate commerce. Because of these factors, the Company may be unable to market all of the oil and gas it produces. In addition, it may be unable to obtain favorable prices of the oil and gas it produces.

     Volatility of Oil and Gas Prices and Markets.  The Company's revenues are
     --------------------------------------------
determined, to a large degree, by prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in supply of and demand for oil and gas, market uncertainty and numerous additional factors that are beyond the control of the Company. The Company derives its revenue principally from the sale of natural gas. The Company sells the majority of its gas in the open market at prevailing market prices, or pursuant to market-price contracts. The market price for gas is dictated by supply and demand, and the Company cannot predict or control the price it receives for its gas. Moreover, market prices for gas vary significantly by region. For example, natural gas in the Rocky Mountain region, where the Company produced approximately 99 percent of its gas during the year ended December 31, 2000, historically sells for less than gas in the Midwest and Northeast. Accordingly, the Company's income and cash flows will be greatly affected by changes in gas prices and by regional pricing differentials. The Company will experience reduced cash flows and may experience operating losses when gas prices are low. Under extreme circumstances, the Company's gas sales may not generate sufficient revenue to meet the Company's financial obligations and fund its planned capital expenditures. Moreover, significant price decreases could negatively affect the Company's reserves by reducing the quantities of reserves that are recoverable on an economic basis, necessitating write downs to reflect the realizable value of the reserves in the low price environment.

     Concentration of Oil and Gas Operations.  The Company's core assets, and
     ---------------------------------------
the focus of its oil and gas operations, are in the Green River Basin of southwest Wyoming. During the two past fiscal years ended June 30, and continuing through fiscal 2000, nearly all of the Company's drilling activity has occurred or will occur in the Green River Basin, on its land position of 254,669 gross acres covering an area of approximately 410 square miles. The Company's concentration in this area, while considered a competitive advantage by the Company, entails risks as well. These risks include non-diversification of the Company's resources, exploration risks that are inherent in deep, tight gas resources (such as highly complex drilling and completion procedures that must be carefully executed), as well as significant environmental regulations and oversight by regulatory authorities in the Green River Basin. See "Environmental Impact Statement."

     Limited Financial Resources.  The Company expects to continue to produce
     ---------------------------
enough cash flow, along with the Company's credit facility, to support its drilling operations. At this point in time, management believes that the Company's cash flow and credit facility will be sufficient to support operations without securing any significant additional financing in the near future. If it were to become necessary to raise significant additional financing, any arrangements that may be entered into could be expensive to the Company. There can be no assurance that the Company will be able to raise additional capital in light of factors such as the market demand for its securities, the state of financial markets for independent oil companies (including the markets for debt), oil and gas prices and general market conditions. See "Operating and Financial Review and Prospects" for a discussion of the Company's capital budget.

     The Company expects to continue using its bank credit facility to borrow funds to supplement its available cash. The amount the Company may borrow under the credit facility may not exceed a borrowing base determined by the lenders based on their projections of the Company's future production, future production costs and taxes, commodity prices and other factors. The Company cannot control the assumptions the lenders use to calculate the borrowing base. The lenders may, without the Company's consent, adjust the borrowing base at any time. If the Company's borrowings under the credit facility exceed the borrowing base, the lenders may require that the Company repay the excess. If this were to occur, the Company may have to sell assets or seek financing from other sources. The Company can make no assurances that it would be successful in selling assets or arranging substitute financing. For a description of the bank credit facility and its principal terms and conditions, see "Operating and Financial Review and Prospects."

     Environmental Factors.  In 1998, the United States Bureau of Land
     ---------------------
Management, the "BLM", initiated an Environmental Impact Study, or "EIS" for the Company's Pinedale Anticline area in the Green River Basin of Wyoming. An EIS evaluates the effects an industry's activities will have on the environment in which the activity is proposed. The EIS encompasses approximately 200,000 gross acres north of the Jonah Field, where most of the Company's exploration and development is taking place. The EIS includes an analysis of the geological and reservoir characteristics of the area plus environmental studies related to wildlife, surface use, and socio-economic and air quality issues. On July 27, 2000, the BLM issued its Record of Decision, or "ROD", with respect to the final EIS, which allows for the drilling of 700 producing surface locations within the EIS areas. The ROD/EIS does not authorize the drilling of particular wells; rather, Ultra must submit applications to the BLM's Pinedale field manager for permits to drill and for other required authorizations, such as rights-of-ways
for pipelines, for each specific well or pipeline location.   Development
activities in the Pinedale Anticline area, as on all federal leaseholds, remain subject to regulatory agency approval. In making its determination on whether to approve specific drilling or development activities, the BLM applies the requirements outlined in the ROD/EIS.

     The ROD/EIS imposes limitations and restrictions on activities in the Pinedale Anticline area and proposes mitigation guidelines, standard practices for industry activities and best management practices for sensitive areas. The ROD/EIS also provides for annual reviews to compare actual impacts to what was projected in the EIS and to make any adjustments in mitigation if necessary.
The review team is comprised of operators, local residents and other affected persons. The BLM's field manager may also impose additional limitations and mitigation measures as is deemed reasonably necessary to mitigate the impacts of drilling and production operations in the area.

     To date, the Company has been required to expend significant resources in order to satisfy applicable environmental laws and regulations in the Pinedale Anticline area and other areas of operation under the jurisdiction of the BLM, and it is expected that the Company's costs of complying with these regulations will continue to be substantial. Compliance costs under the ROD/EIS and any revisions to the ROD/EIS could become material. In addition, any additional limitations and mitigation measures could increase production costs further, delay exploration, development and production activities and curtail exploration, development and production activities altogether.

     Governmental Regulations.  The Company's operations are subject to numerous
     ------------------------
laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may:

     .    require that the Company acquire permits before commencing drilling;

     . restrict the substances that can be released into the environment in connection with drilling and production activities;

     . limit or prohibit drilling activities on protected areas such as wetlands or wilderness areas; and

     . require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

     Under these laws and regulations, the Company could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. The Company maintains limited insurance coverage for sudden and accidental environmental damages, but does not maintain insurance coverage for the full potential liability that could be caused by sudden and accidental environmental damages. Accordingly, the Company may be subject to liability or may be required to cease production from properties in the event of environmental damages.

     A significant percentage of the Company's operations are conducted on public lands. These operations are subject to a variety of on-site security regulations as well as other permits and authorizations issued by the BLM, the Wyoming Department of Environmental Quality and other agencies. A portion of the Company's acreage is affected by winter lease stipulations that prohibit exploration, drilling and completing activities generally from November 15 to May 15, but do allow production activities all year round. To drill wells in Wyoming, the Company is required to file an Application for Permit to Drill with the Wyoming Oil and Gas Commission. Drilling on acreage controlled by the federal government requires the filing of a similar application with the BLM. These permitting requirements may adversely affect the Company's ability to complete its drilling program at the cost and in the time period currently anticipated. On large-scale projects, lessees may be required to perform environmental impact statements to assess the environmental impact of potential development, which can delay project implementation and/or result in the imposition of the environmental restrictions that could have a material impact on cost or scope.

     Interruption From Severe Weather.  The Company's operations are conducted
     --------------------------------
principally in the Rocky Mountain region. The weather in this area can be extreme and can cause interruption in the Company's exploration and production operations. Moreover, especially severe weather can result in damage to facilities entailing longer operational interruptions and significant capital investment. Likewise, the Company's Rocky Mountain operations are subject to disruption from winter storms and severe cold, which can limit operations involving fluids and impair access to the Company's facilities. A portion of the Company's acreage is affected by winter lease stipulations that restrict the period of time during which operations may be conducted on the leases. The Company's leases that are affected by the winter stipulations prohibit drilling and completing activities from late November to mid-May, but do allow production activities all year round.

     The Company Invests Heavily in Exploration.  The Company has historically
     ------------------------------------------
invested a significant portion of its capital budget in drilling exploratory wells in search of unproved oil and gas reserves. The Company cannot be certain that the exploratory wells it drills will be productive or that it will recover all or any portion of its investments. In order to increase the chances for exploratory success, the Company often invests in seismic or other geoscience data to assist it in identifying potential drilling objectives. Additionally, the cost of drilling, completing and testing exploratory wells is often uncertain at the time of the Company's initial investment. Depending on complications encountered while drilling, the final cost of the well may significantly exceed that which the Company originally estimated.

     Operating Hazards and Uninsured Risks.  The oil and gas business involves a
     -------------------------------------
variety of operating risks, including fire, explosion, pipe failure, casing collapse, abnormally pressured formations, and environmental hazards such as oil spills, gas leaks, and discharges of toxic gases. The occurrence of any of these events with respect to any property operated or owned (in whole or in part) by the Company could have a material adverse impact on the Company. The Company and the operators of its properties maintain insurance in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance coverage is not always economically feasible and is not obtained to cover all types of operational risks. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition.

     Drilling and Operating Risks.  The Company's oil and gas operations are
     ----------------------------
subject to all of the risks and hazards typically associated with drilling for, and production and transportation of, oil and gas. These risks include the necessity of spending large amounts of money for identification and acquisition of properties and for drilling and completion of wells. In the drilling of exploratory or development wells, failures and losses may occur before any deposits of oil or gas are found. The presence of unanticipated pressure or irregularities in formations, blowouts or accidents may cause such activity to be unsuccessful, resulting in a loss of the Company's investment in such activity. If oil or gas is encountered, there can be no assurance that it can be produced in economic quantities sufficient to justify the cost of continuing such operations or that it can be marketed satisfactorily.

     Drilling Plans Subject to Change.  This report includes descriptions of
     --------------------------------
the Company's future drilling plans with respect to its prospects. A prospect is a property on which the Company's geoscientists have identified what they believe, based on available seismic and geological information, to be indications of hydrocarbons. The Company's prospects are in various stages of review. Whether or not we ultimately drill a prospect may depend on the following factors: receipt of additional seismic data or reprocessing of existing data; material changes in oil or gas prices; the costs and availability of drilling equipment; success or failure of wells drilled in similar formations or which would use the same production facilities; availability and cost of capital; changes in the estimates of costs to drill or complete wells; the Company's ability to attract other industry partners to acquire a portion of the working interest to reduce exposure to costs and drilling risks; decisions of the Company's joint working interest owners; and restriction imposed by the BLM. The Company will continue to gather data about its prospects, and it is possible that additional information may cause the Company to alter its drilling schedule or determine that a prospect should not be pursued at all.

     Uncertainty of Estimates of Reserves and Future Net Revenues.  The
     ------------------------------------------------------------
financial statements included in this report contain estimates of the Company's oil and gas reserves and the discounted future net revenues from those reserves, as prepared by independent petroleum engineers and/or the Company. There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. Those estimates are based on several assumptions that the United States Securities and Exchange Commission (the "SEC") requires oil and gas companies to use, for example, constant oil and gas prices. Such estimates are inherently imprecise indications of future net revenues. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil and gas reserves might vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves. In addition, the Company's reserves might be subject to revisions based upon future production, results of future exploration and development, prevailing oil and gas prices and other factors. Moreover, estimates of the economically recoverable oil and gas reserves, classifications of such reserves, and estimates of future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Information about reserves constitutes forward-looking information. See "Factors That May Affect Future Results."

     Financial Reporting Impact of Full Cost Method of Accounting.  The Company
     ------------------------------------------------------------
follows the full cost method of accounting for its oil and gas properties. A separate cost center is maintained for expenditures applicable to each country in which the Company conducts exploration and/or production activities. Under such method, the net book value of properties on a country by country basis, less related deferred income taxes, may not exceed a calculated "ceiling." The ceiling is the estimated after tax future net revenues from proved oil and gas properties, discounted at 10% per year. In calculating discounted future net revenues, oil and gas prices in effect at the time of the calculation are held constant, except for changes, which are fixed and determinable by existing contracts. The net book value is compared to the ceiling on a quarterly basis. The excess, if any, of the net book value above the ceiling is required to be written off as an expense. Under SEC full cost accounting rules, any write-off recorded may not be reversed even if higher oil and gas prices increase the ceiling applicable to future periods. Future price decreases could result in reductions in the carrying value of such assets and an equivalent charge to earnings.

     Competition.  The oil and gas industry is highly competitive.  The Company
     -----------
competes in the areas of property acquisitions and the development and production of oil and gas with major oil companies and other independent oil and gas concerns, as well as with individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company.

     Restrictions on Production Due to Being Non-operator.  Because we are not
     ----------------------------------------------------
the operator and hold only a minority interest of 18.2% in one block and 15% in the other block, we cannot control the pace of exploration or development in our Bohai Bay properties or major decisions affecting drilling of wells or the plan for development and production, although contract provisions give us consent rights in some matters. Kerr-McGee's influence over these matters can affect the pace at which we spend money on this project. If Kerr-McGee loses interest in this project, then unless the Bohai Bay properties are sold to another party, the pace of development of the blocks could slow down or stop altogether and the blocks may never be developed. We do not have sufficient funds to purchase Kerr-McGee's interests in these blocks if they were offered to us. On the other hand, if Kerr-McGee decides to accelerate development of this project, we could be required to provide cash to meet our share of costs at a faster pace than anticipated, which might exceed our ability to raise funds. If, because of this, we were unable to pay our share of costs, we could lose or be forced to sell our Bohai bay properties. If the arrangement is consummated, Ultra will succeed to our non-operator interest and will likewise be unable to control the development and operation of the Bohai Bay properties. If the properties owned by Kerr-McGee were offered to Ultra, Ultra may not have sufficient funds to acquire them or Ultra may not be able to pay its share of costs to operate the properties.

     Reserve Estimates.  Our exploration and development activities in the Bohai
     -----------------
Bay involve two very large blocks, with most of the exploration and development activity in the area being undertaken by companies that are many times larger than we are. The costs of exploration and development are very large, requiring over $200 million to be paid by all the working interest owners before the first cash flow is expected and significant additional amounts before positive cash flow is expected. The very substantial nature of these costs requires large quantities of reserves to justify building production facilities. If our estimates of the quantities of reserves prove to be too high, then revised lower estimates may mean that the project cannot be completed economically, which might lead us or Kerr-McGee to abandon the projects.

     World oil prices have been extremely volatile in recent years. The high current prices for oil follow prices at their lowest level in over a decade in the third quarter of 1998 that remained at depressed levels through much of 1999. While the estimated profitability of our development of the Bohai Bay properties does not depend on oil prices remaining at current levels, if oil prices dropped to levels seen in late 1998, the economic viability of the project could be called into question and the project could be put on hold or canceled.

     The determination that the Bohai Bay properties cannot be economically developed would likely result in Pendaries' bankruptcy and, on a post-arrangement basis, could have a material adverse effect on Ultra. In addition, if the arrangement is consummated, Ultra may not be capable of funding its share of the operating costs.

Political, Economic or International Factors Affecting China.  Ownership of
------------------------------------------------------------
property interests and production operations in areas outside the United States are subject to various risks inherent in foreign operations. These risks may include:

     .    currency restrictions and exchange rate fluctuations;

     . loss of revenue, property and equipment as a result of expropriation, nationalization, war or insurrections;

     .    increases in taxes and governmental royalties;

     . renegotiation of contracts with governmental entities and quasi-governmental agencies;

     . change in laws and policies governing operations of foreign based companies;

     .    labor problems; and

     . other uncertainties arising out of foreign government sovereignty over our international operations.

     Tensions between China and its neighbors or various Western countries, especially the United States, changes in internal Chinese leadership, social or political disruptions within China, a downturn in the Chinese economy, or a change in Chinese laws or attitudes toward foreign investment could make China an unfavorable environment in which to invest. Although all the foreign interest owners in the Bohai Bay properties have the right to sell production in the world market, the regulation of the concession by China, and the possible participation by China National Offshore Oil Company or "CNOOC" as a large working interest owner, make Chinese internal and external affairs important to our investment in the Bohai Bay. If any of these negative events were to occur, it could lead to a decision that there is an intolerable level of risk in continuing with the investment, or we may be unable to attract equity investors or lenders, or satisfy any then existing lenders.

     In addition, in the event of a dispute arising from foreign operations, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States.

     Operating Risks in China.  Offshore operations, such as our Bohai Bay
     ------------------------
properties, are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and/or loss from typhoons or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could result in financial losses or failure.

Factors That May Affect Future Results
--------------------------------------

     Statements that are not historical facts contained in this report are forward-looking statements that involve risks and uncertainties that could cause actual results to differ from projected results. Such statements address activities, events or developments that the Company expects, believes, projects, intends or anticipates will or may occur, including such matters as: future availability of capital; development and exploration expenditures (including the amount and nature thereof); drilling of wells; timing and amount of future production of oil and gas; business strategies; operating costs and other expenses; cash flow and anticipated liquidity; prospect development and property acquisitions; and marketing of oil and gas. Factors that could cause actual results to differ materially ("Cautionary Disclosures") are described below in "Risk Factors," and in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Cautionary Disclosures include, but are not limited to: general economic conditions; the market prices of oil and gas; the risks associated with exploration; the Company's ability to find, acquire, market, develop and produce new properties; operating hazards attendant to the oil and gas business; downhole drilling and completion risks that are generally not recoverable from third parties or insurance; the outcome of the BLM's EIS relating to the Company's core properties in the Green River Basin of southwest Wyoming; uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of exploration and development expenditures; potential mechanical failure or under performance of individually significant productive wells; the strength and financial resources of the Company's competitors; the Company's ability to find and retain skilled personnel; climatic conditions; labor relations; availability and cost of material and equipment; delays in anticipated start-up dates; environmental risks; the results of financing efforts; actions or inactions of third-party operators of the Company's properties; and regulatory developments. All statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these Cautionary Disclosures. The Company disclaims any obligation to update or revise any forward-looking statement to reflect events or circumstances occurring hereafter or to reflect the occurrence of anticipated or unanticipated events.

Item 5.   Operating and Financial Review and Prospects.
-------   --------------------------------------------

     The following discussion of the financial condition and operating results of the Company should be read in conjunction with consolidated financial statements and related notes of the Company. Except as otherwise indicated, all amounts are expressed in U.S. dollars.

     Since its entry into the oil and gas industry in 1993, the Company has continued to raise capital for its exploration and development programs, most of which are based in the United States. Substantially all of the oil and gas activities are conducted jointly with others and, accordingly, the amounts reflect only the Company's proportionate interest in such activities.

     Inflation has not had a material impact on the Company's results of operations and is not expected to have a material impact on the Company's results of operations in the future.

Results of Operations - Year Ended December 31, 2000 Compared to Year Ended
---------------------------------------------------------------------------
December 31, 1999
-----------------

     Oil and gas revenues increased to $21,002,636 for the year ended December 31, 2000 from $8,976,706 for the same period in 1999. This increase was attributable to an increase in both the Company's production and the increase in prices received for that production. During this period the Company's production increased to 5.3 Bcf of gas, and 50.4 thousand barrels of condensate, up from
4.5 Bcf of gas and 45.7 thousand barrels of condensate for the same period in 1999. During the year ended December 31, 2000 the average product prices were $3.66 per Mcf and $31.82 per barrel, compared to $1.83 per Mcf and $16.34 per barrel for the same period in 1999.

     During the year ended December 31, 2000 production expenses and taxes increased to $4,241,020 from $2,714,966 in 1999. Direct lease operating expenses increased to $665,999 in 2000 from $554,257 in 1999 and on a unit of production basis, to $.12 per Mcfe in 2000, as compared to $.12 per Mcfe in 1999. Production taxes in 2000 were $2,253,793, compared to $863,540 in 1999 or $.40 per Mcfe in 2000, compared to $.18 per Mcfe in 1999. Production taxes are calculated based on a percentage of revenue from production therefore higher production and higher prices contributed to the increases. Gathering fees for the period increased in 2000 to $1,321,228 from $1,297,169 in 1999, attributable to higher production volumes.

     Depletion and depreciation expenses increased to $3,162,568 during the year ended December 31, 2000 from $2,105,663 for the same period in 1999. On a unit basis, DD&A increased to $.57 per Mcfe, from $.44 per Mcfe in 1999 primarily as a result of increases in the proved reserves' full cost pool.

     General and administrative expenses decreased to $3,078,156 during the year ended December 31, 2000 from $3,556,564 for the same period in 1999. The decrease was attributable to reductions in personnel and overhead expenses during 2000.

     Interest expense for the period increased to $802,364 in 2000 from $679,491 in 1999. This increase was attributable to the increase in borrowings under the senior credit facility.

     In November 1999, the Company settled litigation relating to the plugging and abandonment of the White Estate No. 1 well. The settlement and legal costs relating to this litigation totaled $1.9 million. No such settlement occurred during the year ended December 31, 2000.

Results of Operations - Six Month Period Ended December 31, 1999 Compared to Six
--------------------------------------------------------------------------------
Month Period Year Ended December 31, 1998
-----------------------------------------

     Oil and gas revenues increased to $4.8 million for the six-month period ending December 31, 1999 from $3.1 million for the same period in 1998. The Company incurred a net loss of $1.6 million for the six-month period ending December 31, 1999 compared to a net loss of $6.7 million for the same period in 1998. The increase in gross revenues was attributable to an increase in both the Company's production and the increase in prices received for that production. During this period, the Company's cumulative production increased to 1.93 Bcf of gas, and 20.98 thousand barrels of condensate, up from 1.76 Bcf of gas, and 9.43 thousand barrels of condensate for the same period in 1998. During the six-month period ending December 31, 1999, the average product prices were $2.26 per Mcf and $20.67 per barrel, compared to $1.72 per Mcf and $11.77 per barrel for the same period in 1998.

     During the six-month period ending December 31, 1999 production expenses and taxes increased to $1.3 million from $1.2 million in 1998. Direct lease operating expenses decreased to $0.3 million in 1999 from $0.4 million in 1998 and on a unit of production basis, to $0.136 per Mcfe in 1999, from $0.225 per Mcfe in 1998. This reduction was primarily attributable to the effects of restructuring operations and reductions in operating field staff. Production taxes for this period in 1999 were $0.5 million, compared to $0.3 million in 1998 or $0.238 per Mcfe in 1999, from $0.143 per Mcfe in 1998. Production taxes are calculated based on a percentage of revenue from production. Therefore, higher production and higher prices contributed to the increases.

     Depletion and depreciation expenses remained relatively constant from the six-month period ending December 31, 1999 to the same period in 1998. On a unit basis, such expenses decreased to $0.578 per Mcf, from $0.648 in 1998 primarily as a result of increases in proved reserves.

     General and administrative expenses decreased 58% to $1.7 million during the six-month period ending December 31, 1999 from $4.0 million for the same period in 1998. The decrease was attributable to the restructuring implemented
during 1999.   Net interest expense for the period increased to $0.3 million in
1999 from $0.1 million in 1998. This increase was attributable to both the increase in borrowings under the senior credit facility and reduction in cash balances earning interest. In November 1999, the Company settled litigation relating to the plugging and abandonment of the White Estate No. 1 well. The settlement and legal costs relating to this litigation totaled $1.9 million.

Results of Operations - Fiscal Year Ended June 30, 1999 Compared to Fiscal Year
-------------------------------------------------------------------------------
Ended June 30, 1998
-------------------

     The Company incurred a net loss of $8.9 million for the year ended June 30, 1999 compared to a net loss of $10.6 million for the year ended June 30, 1998. Oil and gas revenues increased to $7.0 million in fiscal 1999 from $3.6 million in 1998. This was directly attributable to the Company's drilling and completion activities in the Green River Basin of Wyoming. The Company's annual production increased to 4.1 Bcf of gas and 42.0 thousand barrels of condensate during 1999, up from 1.8 Bcf of gas and 14.0 thousand barrels of condensate during 1998. During 1999 the average product prices received were $1.54 per Mcf and $15.95 per barrel, compared to an average of $1.81 per Mcf and $13.26 per barrel in 1998.

     Depletion and depreciation expense increased to $1.8 million in 1999 from $1.4 million in 1998. The increase in depletion and depreciation expense was attributable to increased production. The per Mcf equivalent oil and gas depletion and depreciation rate fell to $0.41 in 1999. The decline in the per Mcfe depletion and depreciation rate was attributable to the effects of the ceiling test write-down of $3.4 million incurred in December 1998, additions to reserves and reduced finding and development costs. The book value of oil and gas properties was $33.3 million at June 30, 1999, compared to $37.4 million at June 30, 1998. The causes of this decrease were the sale and write-downs of oil and gas properties and the costs of drilling of additional wells.

     Production expenses and taxes increased to $0.9 million in 1999 from $0.25 million in 1998. Production taxes and gathering fees increased to $1.7 million in 1999 from $0.7 million in 1998. Both increases were directly attributable to increases in production in the Green River Basin of Wyoming.

     During 1999, the Company recognized a property impairment charge of $3.4 million, as a result of the capitalized cost of oil and gas properties exceeding a "ceiling" on such costs computed in accordance with GAAP. This impairment was caused by the lower commodity prices at December 31, 1998. The ceiling test impairment is a direct line item on the income statement. In June 1999, the Company sold a working interest in certain undeveloped leaseholds for $5 million in cash, which had been split between proven and unproven properties and $8.2 million in carried work commitments which reduced the carrying value of unproven properties. The $8.2 million in carried work commitments will not be reflected on the books until they are incurred which will be in December 1999.

     General and administrative expenses increased to $5.8 million in 1999 from $3.4 million in 1998. This increase in total general and administrative expenses was primarily attributable to increases in staffing and activity during the first and second quarters of fiscal 1999. During the third and fourth quarters, the Company implemented a restructuring plan to reduce general and administrative expenses. During fiscal 1999, the Company wrote-off $2.0 million of debt that had been on the books in excess of two years. These debts were owed primarily by junior joint venture partners for amounts expended by the Company in drilling farm-out prospects on these partners' behalf for which the Company was never reimbursed. The Company evaluated the ability of the joint venture partners to repay the debts and determined that repayment was unlikely.

     Included in unproven properties is $2.5 million of prepaid environmental costs, which relate to the Company's agreement to purchase specified nitrogen oxide emission offsets. These offsets are to be utilized by the Company in the future development of its oil and gas properties in the Mesa Area as the asset that will generate the offsets is under construction. Of the total payment, $2.0 million was in the form of a note that bears interest at 10% payable in installments of $.75 million and $1.25 million on July 15, 1999 and 2000, respectively. The $0.2 million of interest on this note at June 30, 1999 has been capitalized as part of the prepaid environmental cost.

Results of Operations - Fiscal Year Ended June 30, 1998 Compared to Fiscal Year
-------------------------------------------------------------------------------
Ended June 30, 1997
-------------------

     The Company incurred a net loss of $10.57 million on oil and gas revenues of $3.65 million for the fiscal year ended June 30, 1998. This compares to a net loss of $1.10 million on oil and gas revenues of $427,000 for the fiscal year ended June 30, 1997.

     Increases in revenue were attributable to the Company's drilling and completion activities in the Green River Basin of southwest Wyoming and partially offset by declines in product prices. During fiscal 1998 the average product prices received were $1.81 per Mcf of gas and $13.26 per barrel of condensate, compared to an average of $2.02 per Mcf and $21.68 per barrel in fiscal 1997.

     The Company's annual production increased to 1.8 Bcf of gas and 14,000 barrels of condensate during fiscal 1998, up significantly from 300 MMcf of gas and 8,000 barrels of condensate during fiscal 1997 due to the Company's drilling and completion activities in the Green River Basin.

     Oil and gas depletion and depreciation expenses rose to $1.23 million in fiscal 1998 from $60,600 in fiscal 1997. This increase was attributable to increases in production and increases in the Company's spending on property acquisitions in 1998. At June 30, 1998 the carrying value of oil and gas properties was $37.4 million, up from the $16.3 million at June 30, 1997. This increase was mainly attributable to property acquisition and exploration activities in the Green River Basin. This increase was offset by $8.2 million of accounting charges associated with property writedown costs.

     Oil and gas production expenses consisted of operating expenses and production taxes. Operating expenses increases to $249,000 in fiscal 1998 from $52,660 in fiscal 1997. Production taxes, including gathering fees, increased to $705,000 in fiscal 1998 from $25,000 in fiscal 1997. Both increases are directly attributable to the Company's drilling and completion activities in the Green River Basin.

     During fiscal 1998, the Company recognized a property impairment charge of $2.08 million, as a result of the capitalized costs of oil and gas properties exceeding a "ceiling" on such costs computed in accordance with prescribed accounting guidelines. This writedown, and the loss on abandonment of properties of $6.12 million, was directly attributable to the oil and gas properties of Ultra Petroleum (USA) Inc. and the decision to plug and abandon its White Estates #1 property in Texas. This sour gas well was a source of growing safety and environmental concern. As a result, reserves associated with the property and present value included in prior statements were written down.

General and administrative expenses increased to $3.96 million in fiscal 1998 from $1.40 million in fiscal 1997. This increase in total general and administrative expenses was primarily caused by the cost associated with establishment of a United States operating company and the increase in the number of employees and associated costs required to support the Company's leasehold acquisition, drilling programs, environmental and regulatory compliance.

Results of Operations - Years Ended June 30, 1997 Compared to Year Ended June
-----------------------------------------------------------------------------
30, 1996
--------

     Ultra Petroleum recorded a net loss of $1.1 million on oil and gas revenues of $427,000 for the year ended June 30, 1997. This compares with a net loss of $1.26 million on oil and gas revenues of $270,000 for the year ended June 30, 1996.

     Increases in oil and gas revenues were attributable to the Company's new drilling activities in the Green River Basin of Wyoming where the Company began a major land acquisition program during the year and commenced drilling operations on the Company's recently acquired Stud horse Butte properties.

     Oil and gas depletion and depreciation expenses rose to $60,600 in 1997 from $46,000 in 1996. This increase was attributable to increases in production activity. Oil and gas production expenses consist of operating expenses and production taxes. Operating expenses increased to $52,660 in 1997 from $24,600 in 1996. Production taxes, including gathering fees, increased to $25,000 in 1997 from $16,500 in 1996.

     General and administrative expenses increased to $1.4 million in 1997 from $521,000 in 1996. The rise in direct and operating expenses attributable to the Company's land acquisition and drilling activities in the Green River Basin as well as increased administration costs associated with the expansion of the Company's operations.

     Oil and gas property's carrying value rose to $16.30 million at June 30, 1997 from $8.7 million at June 30, 1996. This increase was mainly attributable to property acquisition and exploration activities in the Green River Basin.

     At the beginning of the fiscal year, the Company entered into an agreement with CNG Producing Company (CNG) to acquire approximately 132,000 acres principally in the Green River Basin or southwest Wyoming. The Company also acquired a important land position from Burlington Resources comprised of 52,000 acres covering a significant portion of the Pinedale Anticline - considered to be a highly prospective areas of the Green River Basin. Another 113,000 acres in the same area was acquired late in the fiscal year through private, State and Federal lease sales. The Company's total acreage position at year end was in excess of 300,000 acres.

     To undertake its development program during the fiscal year, the Company entered into two drilling agreements, one with Western Gas Resources to drill a three section farmout north of the Jonah field in Sublette county, and another with Halliburton Energy Services to provide project financing for a minimum of four and a maximum of seven development wells on the Stud Horse Butte property.

Plan of Operations
------------------

     In Wyoming, the Company plans to participate in up to 40 wells for the fiscal year ending December 31, 2001. The Company plans to drill wells in the Jonah Field, and the Warbonnet, New Fork and Mesa areas of the Pinedale Anticline, with the objective of expanding the proved acreage across the Pinedale Anticline. The Company began drilling the northern Anticline acreage upon lifting of winter drilling restrictions in May 2001. During the first quarter 2001, wells were drilling in the Jonah field and the Warbonnet area. The Company plans on continuing to use its approximately 250 square miles of 3D seismic to aid in selection of well site locations. Interpretation of the Wyoming 3D seismic data is ongoing.

     In Bohai Bay, China, the Company plans to drill up to 15 wells during 2001, with the primary objective to appraise the CFD 11-1 and CFD 12-1 fields in order to prepare and submit a development plan to the government prior to year-end. The Company and its partners plan to complete the majority of the 2001 Bohai Bay drilling program by September 2001. The Company and its partners plan on utilizing the 1,135 square kilometers of 3D data over the two blocks in China to aid in interpretation and mapping of the productive intervals, select drilling locations and identify exploration targets.

Liquidity and Capital Resources
-------------------------------

     In the twelve-month period ending December 31, 2000 the Company relied on its existing senior credit facility and cash flow to finance its capital expenditures. The Company participated in the drilling of 25 gross (11.85 net) wells in Wyoming. For the twelve-month period ending December 31, 2000 capital expenditures were $22,157,020. At December 31, 2000, the Company reported a cash position of $1,143,591 compared to $401,691 at December 31, 1999. Working capital at December 31, 2000 was $240,640 as compared to $194,871 at December 31, 1999. As of December 31, 2000, the Company incurred indebtedness of $24.5 million.

     In the six-month period ending December 31, 1999 the Company relied on its existing senior credit facility and proceeds from the June 1999 asset sale to finance its capital expenditures. The Company participated in the drilling of 6 gross (3.125 net) wells, the completion of 4 gross (1.7 net) wells and the acquisition of 77 square miles of 3D seismic on its acreage in the Green River Basin. For the six-month period ending December 31, 1999 capital expenditures were $6.2 million. At December 31, 1999, the Company reported a cash position of $0.4 million compared to $0.7 million cash on hand at June 30, 1999. The reduced cash position was primarily attributable to the reduction of principal outstanding under the existing senior credit facility. Working capital at December 31, 1999 decreased to $0.2 million from $0.7 million at June 30, 1999 primarily due to a reduction in cash.

     The cash flow from operations, along with the availability under the senior credit facility, are projected to be sufficient to fund the Company's budgeted capital expenditures for 2001, which are projected to be $47 million. The senior credit facility provides for a $40 million revolving credit line with an initial base of $18 million, which was increased to $28 million on January 19, 2001.
The note bears interest at either the bank's prime rate or LIBOR plus two and one- half percent. However, future cash flows and continued availability of financing are subject to a number of uncertainties beyond the Company's control such as production rates, the price of gas and oil, continued results of the Company's drilling program and the general condition of the capital markets for oil and gas companies. There can be no assurances that adequate funding will be available to execute the Company's planned future capital program.

Item 6.     Directors, Senior Management and Employees.
-------     ------------------------------------------

Name, Position, and Tenure
--------------------------

Registrant:  Ultra Petroleum Corp.
---------------------------------

------------------------------------------------------------------------------------------------------------------
  Name                                Position                               Tenure
------------------------------------------------------------------------------------------------------------------
  Michael D. Watford                  Chairman of the Board                  1 Feb. 1999 to present
                                      CEO                                    1 Feb. 1999 to present
                                      President                              3 Dec. 1999 to present
                                      Director                               1 Feb. 1999 to present
------------------------------------------------------------------------------------------------------------------
  Dr. W. Charles Helton               Director                               12 Aug. 1994 to present
------------------------------------------------------------------------------------------------------------------
  James E. Nielson                    Director                               1 Feb. 2001 to present
------------------------------------------------------------------------------------------------------------------
  James C. Roe                        Director                               1 Feb. 2001 to present
------------------------------------------------------------------------------------------------------------------
  F. Fox Benton III                   Vice President Corporate               16 Jan. 2001 to present
                                      Development and Finance
------------------------------------------------------------------------------------------------------------------
  Bobby J. Fogle                      Vice President Accounting              16 Jan. 2001 to present
------------------------------------------------------------------------------------------------------------------
  Charlotte Kauffman                  Corporate Secretary                    4 Dec. 1998 to present
------------------------------------------------------------------------------------------------------------------
  Stephen Kneller                     Vice President Exploration             11 Sept. 1998 to present
------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
  Name                                         Principle Occupation
---------------------------------------------------------------------------------------------------------------
  Michael D. Watford                           Former President, CEO and Director of Nuevo Energy Co., a
  Chairman of the Board, CEO & Director        public resource company; Consultant in private business until
                                               February 1999; Chairman of the Board, Chief Executive Officer
                                               and President of the Corporation
---------------------------------------------------------------------------------------------------------------
  Dr. William C. Helton                        Medical Doctor; President of Enterprise Exploration &
  Director                                     Production Inc., a private oil and gas exploration and
                                               development company.
---------------------------------------------------------------------------------------------------------------
  James Nielson                                Former Director, CEO and President of Husky Oil until 1979.
  Director                                     Mr. Nielson formed JN Oil and Gas, a privately owned oil and gas exploration company of which he was President and CEO until the sale of the company in 1992.  For the past nine years Mr.
                                               Nielson has headed Nielson & Associates of Cody, Wyoming, an independent oil and gas firm.
---------------------------------------------------------------------------------------------------------------
  James C. Roe                                 Former board member of Pendaries Petroleum Ltd. and a current
  Director                                     board member of the Corporation.  Mr. Roe was Vice
                                               President/Owner of Delta-X Corp., a high technology automation system used in oil producing operations.  Mr. Roe has been retired since the sale of Delta-X corp. in 1992.
---------------------------------------------------------------------------------------------------------------

     There are no family relationships between any director or executive officer and any other director or executive officer.

Compensation of Directors and Officers.
--------------------------------------

     The aggregate amount of salary and bonuses paid to the directors and officers of the Company (three persons) for the twelve-month period ending December 31, 2000 was $844,000.

-------------------------------------------------------------------------------
Name and Principal            Period Ending          Salary          Bonus
Position                                             ($) USD         ($) USD
-------------------------------------------------------------------------------
Michael D. Watford            December 31, 2000      $240,000        $240,000
CEO, President and
Chairman of the Board
-------------------------------------------------------------------------------

     Directors who are not officers of the Company are not currently paid any fees for their services as directors other than expenses for travel to the board meetings. During the year ended December 31, 2000 no compensation was paid or payable to directors or entities controlled by directors except for compensation paid to the above named executive officer.

Options to Purchase Securities From Registrant or Subsidiaries.
--------------------------------------------------------------

     The following share options relating to the Company's common stock, and held by officers and directors, were outstanding at December 31, 2000:

                                                 $CDN
                          Number of Shares   Exercise Price       Expiry Date
                          ----------------   --------------       -----------

Michael Watford             1,650,000            $1.46         28 January 2009
Michael Watford               250,000            $0.81         24 March 2010
Charlotte Kauffman            150,000            $1.20         30 November 2009
Charlotte Kauffman            100,000            $1.79         5 June 2010
Stephen Kneller               150,000            $1.20         30 November 2009
Stephen Kneller               100,000            $1.79         5 June 2010
W. Charles Helton             300,000            $1.00         9 December 2009

All directors and officers
as a group (four persons)   2,700,000       $0.81 - $1.79      28 January 2009
                                                               to 5 June 2010

     The exercise prices for the above stock options were determined in accordance with TSE listing policy and, as a minimum, reflect the closing price of the Company's shares on the TSE on the trading day immediately preceding the day on which the directors granted the options. No compensation expense resulted from the granting of such options.

     The following is the share ownership as of May 3, 2001 for the directors of the Company and the percent of ownership of the shares outstanding:

          Michael D. Watford         661,101       0.9%
          Dr. William C. Helton      378,329       0.5%
          James C. Roe               212,472       0.3%
          James Nielson               30,000      0.04%

     Each director has a term of one year with the term running from annual general meeting to annual general meeting.

     The board of directors has four committees: the Audit Committee, the Compensation Committee, the Nominating Committee and the Corporate Governance Committee. The committees and their mandates are outlined below:

     (i) Audit Committee: The Audit Committee is responsible for reviewing the scope and audit plan of the independent auditors' examinations of the Company's financial statements and receiving and reviewing the reports of the independent auditor. The Audit Committee also meets with the independent auditor, conducts internal audits and investigations, receives recommendations or suggestions for changes in accounting procedures and initiates or supervises any special investigations it may choose to undertake. The Audit Committee is comprised of Messrs. Nielson, Roe and Helton with Mr. Nielson acting as Chairman.

     (ii) Compensation Committee: The Compensation Committee is comprised of Messrs. Roe, Watford and Helton, with Mr. Helton acting as its Chairman. The Compensation Committee makes recommendations to the Company's board of directors with respect to the nature and amount of all compensation of the Company's officers, including recommendations on the Company's Stock Option Plan and Stock Compensation Plan.

     (iii) Nominating Committee: The Nominating Committee of the Corporation is comprised of Messrs. Watford, Roe and Nielson, with Mr. Michael
             D. Watford acting as its Chairman. This committee determines nominees to the Board of Directors.

     (iv) Corporate Governance Committee: The Corporate Governance Committee is comprised of Messrs. Roe, Nielson and Helton, with Mr. Roe acting as Chairman. The Corporate Governance Committee is responsible for reviewing and determining corporate governance duties and procedures and, where necessary, making recommendations to the board of directors on changes to corporate governance policies and procedures.

     As of December 31, 2000 the Company employed 15 people; 3 in the accounting department, 4 in the engineering department, 2 in the land department and 2 in the exploration department all of which are in Denver, Colorado. There are 4 employees in the Company's corporate offices in Houston, Texas.

Item 7.     Major Shareholders and Related Party Transactions.
-------     -------------------------------------------------

General Information
-------------------

     Other than as set forth below and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the Company's directors or officers, nor any of the Company's shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor any associate or affiliate of any of the foregoing persons, has, since July 1, 1997, had any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

     Under the Business Corporations Act (Yukon Territory), a director is statutorily obligated to disclose at the first opportunity, at a meeting of the directors or in a written notice to the other members of the board, the nature and extent of his interest in any proposed contract or transaction with the company on whose board he serves.

     To the knowledge of the Company, (i) the Company is not owned or controlled, directly or indirectly, by another corporation, by any foreign government, or by any other natural of legal person and (ii) there are no arrangements that may, at a subsequent date, result in a change of control of the Company.

     The following table sets forth each individual or entity which owns, of record and beneficially, directly or indirectly, or is known by the Company to own beneficially, directly or indirectly, more than 5% of any class of the Company's voting securities as of May 3, 2001.

  Name and
   Address              Type of Ownership  Number of Common Shares    Percentage
 -----------            -----------------  -----------------------    ----------

Ultra Holdings, Inc.          Direct              13,230,600             18.2%
609 West Hastings Street
Suite 1100
Vancouver, BC Canada
V6B 4W4

Related Party Transactions
--------------------------

     The Company had the following transactions and balances with related parties:

     a. John R. Hislop, a director of the Company until January 16, 2001, is a Director of Gemini Energy Corp. f/k/a Arrowhead Minerals Corp. ("Gemini"). Gemini and the Company are partners with varying working interests in the Bull Draw, Gemini and Warbonnet Prospects, in the Green River Basin, Sublette County, Wyoming.

     Management of the Company believes that the terms and conditions of each of the transactions described above were at least as fair to the Company as could have been obtained from unaffiliated persons or entities in arms' length transactions.

Item 8.        Financial Information.
-------        ---------------------

     The following financial statements are attached hereto and made a part of this report:

Description of Document
-----------------------

(1)  Consolidated Balance Sheets for the Years Ended December 31, 2000 and 1999

(2) Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2000 and 1999, the Six-Months Ended December 31, 1999 and 1998 and the Years Ended June 30, 1999 and 1998

(3) Consolidated Statements of Cash Flow for the Years Ended December 31, and 1999, Six-Months Ended December 31, 1999 and 1998 and the Years Ended June 30, 1999 and 1998

(4) Supplementary Disclosures about Oil and Gas Producing Activities dated December 31, 2000 (Unaudited - Prepared Internally by Company Management)

(5)  Auditors' Report Dated April 3, 2001

     The Company has never paid cash dividends on its common shares and does not expect to do so for the foreseeable future.

Item 9.        The Offer and Listing.
-------        ---------------------

     The common shares of the Company are listed and posted for trading on the American Stock Exchange ("AMEX": UPL) and on the Toronto Stock Exchange ("TSE":
UP). The common shares began trading on Amex on January 17, 2001. The common shares were listed on the Vancouver Stock Exchange ("VSE") until December 31, 1998. The following table sets forth the high and low closing bid prices on the VSE through December 31, 1998, on the TSE through March 31, 2001 and on the AMEX from January 17, 2001 through March 31, 2001 and the volume of shares traded for the periods indicated.

                                TSE and VSE                        AMEX
Quarter Ending           High       Low      Volume      High   Low     Volume
--------------           -----      ---      ------      ----   ---     ------
                              (Cdn$)                          (US$)
March 31, 1999           $1.54     $1.06    5,897,735

June 30, 1999            $1.37     $0.96    5,934,003

September 30, 1999       $2.00     $1.07    7,408,400

December 31, 1999        $1.49     $0.93    5,009,300

March 31, 2000           $1.10     $0.75    5,888,776

June 30, 2000            $2.80     $0.78    6,366,146

September 30, 2000       $3.90     $1.95    9,761,650

December 31, 2000        $4.70     $2.95    9,132,583

March 31, 2001           $8.70     $3.76   13,946,836

January 17-March 31, 2001                                $5.50 $2.75 10,892,900

     On May 3, 2001 the closing bid price of the Company's common shares on the TSE was CDN $8.00 per share and the Amex was US $5.26 per share.

     As of May 3, 2001, there were 72,776,418 of the Company's common shares outstanding with 540 registered holders. On January 17, 2001, the Company was listed for trading on the Amex under the symbol UPL.

Item 10.       Additional Information.
--------       ----------------------

     Memorandum and Articles of Association
     --------------------------------------

     The Company's purpose is to explore for, develop and produce natural gas and crude oil. The Yukon Business Corporation Act provides for a restriction on business that the corporation may carry on which is that the Company is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company. This is detailed in Article 5 of the Articles of Continuance. See Articles of Continuance and Bylaws.

     The Company's bylaws are attached for reference to provide information with respect to the directors powers, the rights, preferences and restrictions attaching to each class of the shares, and conditions governing annual general meetings and extraordinary general meetings. See Articles of Continuance and Bylaws.

     There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

Exchange Controls and Other Limitations Affecting Security Holders
------------------------------------------------------------------

     There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's shares. Any such remittances to United States residents, however, may be subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See Item 7 - Taxation.

     Except as provided in the Investment Canada Act (the "Act"), there are no limitations under the laws of Canada or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the shares of the Company. The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act. As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

     An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

     The following investments by a non-Canadian are subject to review by Investment Canada:

     (a) all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

     (b) all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c) all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

     Review is required when investments by Americans exceed $150 million for direct acquisitions of control. For purposes of the Act, direct acquisition of control means a purchase of the voting interest in a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; indirect acquisition of control means a purchase of the voting interest of a corporation, partnership, joint review or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company carrying on a Canadian business in Canada.

     The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale of exhibitions of film or video recordings or audio (or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 and $50 million thresholds.

     A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. The factors to be taken into account include:

     1. The effect of the investment on the legal and economic activities in Canada, including the effect on employment and resource processing, on the utilization of particular components and services produced in Canada, and on exports from Canada;

     2. The degree and significance of participation by Canadians in the Canadian business;

     3. The effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

     4. The effect of the investment on competition within an industry or industries in Canada; and

     5. The compatibility of the investment with national industrial economic or cultural policies enunciated by the federal government or legislation or the legislature or government of any Province likely to be significantly affected by the investment.

     A non-Canadian or American making the following investments: (i) an investment to establish a new Canadian business; and (ii) an investment to acquire control of a Canadian business which investment is not subject to review under the Act, must notify Investment Canada, within prescribed time limits, of such investments.

Taxation
--------

     The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the common shares. The tax consequences to any particular holder of common shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where the holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their common shares as capital property and will not use or hold the common shares in carrying on business in Canada.

     The following general discussion respecting taxation is based upon the Company's advice from its auditors and lawyers. No opinion was requested by the Company or provided by such auditors and lawyers.

     Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, Article X of the reciprocal tax treaty between Canada and the United States reduced to 15% the withholding tax on the gross amount of dividends paid to residents of the United States. The treaty provides a further reduction in the withholding tax rate on the gross amount of dividends to 6% for dividends paid in 1996 and 5% for dividends paid thereafter where a U.S. corporation owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

     A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, any person with whom the non-resident did not deal at arm's length, or to the non-resident and any person with whom the non-resident did not deal at arm's length.

Certain United States Federal Income Tax Consequences
-----------------------------------------------------

     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders
------------

     As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company
--------------------------------------

     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion under "Foreign Tax Credit" below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

     Dividends paid on the shares of the Company will not generally be eligible for the dividends- received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit
------------------

     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of the Company
------------------------------------

     A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years for the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations
--------------------

     In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company.

     Foreign Personal Holding Company. If at any time during a taxable year
     --------------------------------
more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company". In that event, U.S. Holders that hold shares of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

     Foreign Investment Company. If 50% or more of the combined voting power or
     --------------------------
total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.


     Passive Foreign Investment Company. As a foreign corporation with U.S.
     ----------------------------------
Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of passive income is at least 50%. Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from transactions in commodities (other than certain transactions in commodities by producer, processor, merchant or handler of such commodities); certain foreign currency gains; and other similar types of income. Upon any excess distribution (as defined in Section 1291 (b) of the Code) with respect to, or gain from the disposition of, shares of a PFIC, U.S. Holders owning such shares are subject to an additional tax and to an interest charge on such excess distribution or gain based on the value of deferral of tax for the period during which the shares of the PFIC are owned, in addition to treatment of any gain realized on the disposition of shares of the PFIC as ordinary income rather than as a capital gain. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF"), with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions. In the alternative, if the stock of the PFIC is marketable stock and the U.S. Holder elects market-to-market treatment, the above-described rules generally will not apply. Instead, each year the U.S. Holder will include in gross income any increase in the value of such stock, and generally will deduct from gross income any decrease in the value of such stock. Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

     Controlled Foreign Corporation. If more than 50% of the voting power of
     ------------------------------
all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specifically defined by the Code) of the Company. In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to such stock accumulated while the U.S. Holder held such stock and the Company was a controlled foreign corporation. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

     The foregoing summary is a general discussion of the material United States Federal income tax considerations to U.S. Holders of shares of the Company under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. Holders. In addition, U.S. Holders may be subject to state, local or foreign tax consequences. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances. This discussion covers all material tax consequences.

Legal Proceedings.
-----------------

     The Company is currently involved in various routine disputes and allegations incidental to its business operations. While it is not possible to determine the ultimate disposition of these matters, the Company, after consultation with legal counsel, believes that the final resolution of all such currently pending or threatened litigation is not likely to have a significant effect on the consolidated financial position, results of operations or cash flows of the Company.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk.
--------       ----------------------------------------------------------

Not applicable.

Item 12.       Description of Securities Other Than Equity Securities.
--------       ------------------------------------------------------

Not applicable.

PART II

Item 13.       Defaults, Dividends Arrearages and Delinquencies.
--------       ------------------------------------------------

Not applicable.

Item 14.       Material Modifications to the Rights of Security Holders and Use
--------       ----------------------------------------------------------------
               of Proceeds.
               -----------

Not applicable.

PART III

Item 15.       Financial Statements.
--------       --------------------

Item 16.       Articles of Continuance and Bylaws
--------       ----------------------------------

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                  ULTRA PETROLEUM CORP.


Date:  June 29, 2001              By: /s/ Michael D. Watford
                                     ------------------------------------
                                  Name:  Michael D. Watford
                                  Title: Director, Chairman of the Board, CEO
                                         and President

ULTRA PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

                                                                                                        December 31,
(Expressed in U.S. Dollars)                                                                2000                            1999
                                                                                ---------------------------------------------------
ASSETS
Current Assets
  Cash and cash equivalents                                                     $         1,143,591             $           401,691
  Restricted cash                                                                           200,126                         590,271
  Accounts receivable, less allowance of $250,000 at December 31, 2000 and 1999           8,278,538                       2,537,810
  Prepaid expenses and other current assets                                                 839,892                         328,869
  Note receivable (Note 7)                                                                2,530,976                             ---
                                                                                -------------------             -------------------
                                                                                         12,993,123                       3,858,641
Oil and gas properties, using the full cost method of accounting (Note 2)                59,728,715                      33,773,292
Capital assets (Note 3)                                                                     455,448                         430,716
                                                                                -------------------             -------------------
TOTAL ASSETS                                                                    $        73,177,286             $        38,062,649
                                                                                ===================             ===================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued liabilities                                      $        12,752,483             $         3,663,770
Long-term debt (Note 4)                                                                  24,530,612                       8,466,646
Deferred revenue                                                                            200,000                         300,000

Shareholders' equity:
  Share capital (Note 5)                                                                 50,838,663                      50,666,631
  Deficit                                                                               (15,144,472)                    (25,034,398)
                                                                                -------------------             -------------------
                                                                                         35,694,191                      25,632,233
                                                                                -------------------             -------------------
Commitments and contingencies (Note 11)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      $        73,177,286             $        38,062,649
                                                                                ===================             ===================

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:


/s/ Michael D. Watford, Director               /s/ William C. Helton, Director

ULTRA PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                                                                                         Six Months
(Expressed in U.S. Dollars)                                       Year Ended               Ended                 Year Ended
                                                        December 31,     December 31,    December 31,    June 30,         June 30,
                                                            2000             1999           1999          1999             1998
                                                      -------------------------------    ------------    -------------------------
                                                                         (unaudited)
REVENUES:
  Natural gas sales                                   $ 19,399,001    $  8,229,984    $  4,352,184    $  6,352,315    $  3,471,661
  Oil sales                                              1,603,635         746,722         433,627         670,023         173,850
                                                      ------------    ------------    ------------    ------------    ------------
                                                        21,002,636       8,976,706       4,785,811       7,022,338       3,645,511
                                                      ------------    ------------    ------------    ------------    ------------
EXPENSES:
  Production expenses and taxes                          4,241,020       2,714,966       1,329,034       2,571,081         953,191
  Depletion and deprectiation                            3,162,568       2,105,663       1,186,395       1,794,307       1,377,190
  Ceiling test write-down (Note 2)                              --              --              --       3,416,786       2,081,300
  Loss on abandonment of oil
    and gas property (Note 2)                                   --              --              --              --       6,115,305
  Bad debt expense (recovery)                                   --       1,983,828         (35,588)      2,019,416              --
  General and administrative                             3,078,156       3,556,564       1,667,846       5,861,125       3,405,403
  Interest                                                 802,364         679,491         344,284         576,506         406,062
                                                      ------------    ------------    ------------    ------------    ------------
                                                        11,284,108      11,040,512       4,491,971      16,239,221      14,338,451

OPERATING INCOME (LOSS)                                  9,718,528      (2,063,806)        293,840      (9,216,883)    (10,692,940)

OTHER INCOME (EXPENSE):
  Interest                                                  87,879          33,900          18,219         151,709         120,581
  Other                                                     83,519         135,008              --         135,008              --
  Lawsuit settlement (Note 11)                                  --      (1,875,610)     (1,875,610)             --              --
                                                      ------------    ------------    ------------    ------------    ------------
                                                           171,398      (1,706,702)     (1,857,391)        286,717         120,581
                                                      ------------    ------------    ------------    ------------    ------------

INCOME (LOSS) FOR THE PERIOD                             9,889,926      (3,770,508)     (1,563,551)     (8,930,166)    (10,572,359)

DEFICIT, beginning of period                           (25,034,398)    (21,263,890)    (23,470,847)    (14,540,681)     (3,968,322)
                                                      ------------    ------------    ------------    ------------    ------------

DEFICIT, end of period                                $(15,144,472)   $(25,034,398)   $(25,034,398)   $(23,470,847)   $(14,540,681)
                                                      ============    ============    ============    ============    ============

INCOME (LOSS) PER COMMON SHARE
  (basic and fully diluted)                           $       0.17    $      (0.07)   $      (0.03)   $      (0.16)   $      (0.26)
                                                      ============    ============    ============    ============    ============

Weighted average common shares
  outstanding - basic                                   56,821,748      56,446,086      56,670,808      55,804,459      40,469,589
                                                      ============    ============    ============    ============    ============

Weighted average common shares
  outstanding - fully diluted                           58,438,783      56,446,086      56,670,808      55,804,459      40,469,589
                                                      ============    ============    ============    ============    ============

See accompanying notes to consolidated financial statements.

ULTRA PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                                   Six Months
(Expressed in U.S. Dollars)                                Year Ended                 Ended                   Year Ended
                                                   December 31,    December 31,    December 31,        June 30,       June 30,
                                                       2000            1999           1999              1999           1998
                                                   ----------------------------    ------------    -----------------------------
                                                                    (unaudited)
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES:
Income (loss) for the year                         $  9,889,926    $ (3,770,508)   $ (1,563,551)   $ (8,930,166)   $(10,572,359)
Add (deduct):
  Items not involving cash:
    Depletion and depreciation                        3,162,568       2,105,663       1,186,395       1,794,307       1,377,190
    Ceiling test write-down                                  --              --              --       3,416,786       2,081,300
    Provision for bad debts                                  --       1,983,828              --       2,019,416              --
    Loss on abandonment of property                          --              --              --              --       6,115,305
Net changes in non-cash working capital:
  Restricted cash                                       390,145        (413,802)        379,272        (856,062)       (113,481)
  Accounts receivable                                (5,740,728)      2,748,840          26,782       6,640,176     (11,008,683)
  Prepaid expenses and other current assets            (511,023)      2,348,214          49,896        (186,058)       (118,003)
  Note receivable                                          --              --              --           750,000        (750,000)
  Accounts payable and accrued liabilities            1,955,546      (4,570,146)        645,533      (2,635,020)      4,623,250
  Deferred revenue                                     (100,000)       (100,000)        (50,000)       (100,000)        450,000
                                                   ------------    ------------    ------------    ------------    ------------
                                                      9,046,434         332,089         674,327       1,913,379      (7,915,481)
                                                   ------------    ------------    ------------    ------------    ------------
INVESTING ACTIVITIES:
  Oil and gas property expenditures                 (22,157,020)     (9,318,200)     (6,187,786)    (21,996,324)    (30,695,675)
  Note receivable                                    (2,530,976)             --              --              --              --
  Purchase of capital assets                           (212,300)        (22,392)        (45,054)        (58,319)       (654,148)
  Proceeds from sale of oil and gas properties          359,764       5,000,000       4,608,712      21,038,000         184,647
  Bid deposit                                                --              --              --              --       1,133,000
                                                   ------------    ------------    ------------    ------------    ------------
                                                    (24,540,532)     (4,340,592)     (1,624,128)     (1,016,643)    (30,032,176)
                                                   ------------    ------------    ------------    ------------    ------------

FINANCING ACTIVITIES:
  Long-term debt, net                                16,063,966         116,646         387,485      (6,583,126)     14,387,287
  Issuance of shares                                    172,032         369,183         181,304         572,849       7,106,668
  Issuance of special warrants                               --              --              --              --      17,600,442
                                                   ------------    ------------    ------------    ------------    ------------
                                                     16,235,998         485,829         568,789      (6,010,277)     39,094,397
                                                   ------------    ------------    ------------    ------------    ------------

INCREASE (DECREASE) IN CASH DURING THE PERIOD           741,900      (3,522,674)       (381,012)     (5,113,541)      1,146,740
CASH AND CASH EQUIVALENTS, beginning of period          401,691       3,924,365         782,702       5,896,243       4,749,503
                                                   ------------    ------------    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, end of period           $  1,143,591    $    401,691    $    401,691    $    782,702    $  5,896,243
                                                   ============    ============    ============    ============    ============

SUPPLEMENTAL INFORMATION Cash paid for:
   Interest                                        $    802,364    $    679,491    $    564,810    $    454,742    $     61,250
   Income taxes                                    $     25,000    $      3,000    $      3,000    $         --    $         --

See accompanying notes to consolidated financial statements.

ULTRA PETROLEUM CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars unless otherwise noted)

Year ended December 31, 2000, six months ended December 31, 1999 and years ended June 30, 1999 and 1998

INCOMPANY AND NATURE OF OPERATIONS:

Ultra Petroleum Corp (the "Company") is incorporated under the laws of British Columbia, Canada. At March 1, 2000 the "Company" was continued under the laws of the Yukon Territory, Canada. Its principal business activity is the exploration and development of oil and gas properties located in the United States.

1.  SIGNIFICANT ACCOUNTING POLICIES:

Fiscal year change. The Company changed its fiscal year-end to a calendar year-end effective December 31, 1999. The six month transition period ended December 31, 1999 is presented herein.

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Ultra Petroleum (U.S.A.) Inc. and Ultra Resources, Inc.

All material intercompany transactions and balances have been eliminated upon consolidation.

(b) Accounting principles:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.

(c) Revenue recognition and deferred revenue:

Revenues from oil and gas operations are recognized at the time the oil is sold or natural gas is delivered. The cash received upon dedicating certain production volumes to a gas pipeline is deferred and is being included in natural gas sales on a straight line basis over the term of the five year dedication.

(d) Restricted cash:

Restricted cash represents cash received by the Company from production sold where the final division of ownership of the production is unknown or in dispute. Wyoming law requires that these funds be held in a federally insured bank in Wyoming.

(e) Capital assets:

Capital assets are recorded at cost and depreciated using the declining-balance method based on a seven-year useful life.

(f) Oil and gas properties:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized to the Company's single cost center. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells and overhead charges directly related to acquisition, exploration and development activities.

The capitalized cost, together with the costs of production equipment, are depleted and depreciated on the units-of-production method based on the estimated gross proven reserves as determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the costs subject to depletion and depreciation. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion and depreciation.

The total capitalized cost of oil and gas properties less accumulated depletion and depreciation is limited to an amount equal to the estimated future net revenue from proven reserves, using year-end prices, plus the cost (net of impairment) of unproven properties, less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion.

Substantially all of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(g) Foreign currency translation:

The Company has adopted the United States dollar as its reporting currency, which is also its functional currency. The Company and its subsidiaries are considered to be integrated operations and accounts in Canadian dollars are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date; non-monetary assets at historical rates and revenue and expense items at the average rates for the period other than depletion and depreciation which are translated at the same rates of exchange as the related assets. The net effect of the foreign currency translation is included in current operations.

(h) Use of estimates:

Preparation of consolidated financial statements in accordance with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(i) Reclassifications:

Certain amounts in the financial statements of the prior years have been reclassified to conform to the December 31, 2000 financial statement presentation.

(j) Adoption of New Accounting Standard:

The company changed its policy for accounting for income taxes by adopting, effective January 1, 2000, the Canadian Institute of Chartered Accountants Handbook Section 3465 "Income Taxes". This required a change from the deferral method of accounting for income taxes to the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The change has been adopted retroactively without restatement of prior years financial statements resulting in no change to the deficit at January 1, 2000.

2.    OIL AND GAS PROPERTIES:

                                                                     December 31,           December 31,
                                                                         2000                   1999
                                                                 -----------------------------------------------
Developed Properties:
Acquisition, equipment, exploration, development
    drilling and environmental costs                             $       54,362,982         $       23,218,995
Less accumulated depletion, depreciation and
    amortization                                                         (7,047,605)                (4,072,605)
                                                                 ------------------         ------------------
                                                                         47,315,377                 19,146,390
Proved Properties:
Acquisition and exploration costs                                        12,413,338                 14,626,902
                                                                 ------------------         ------------------
                                                                 $       59,728,715         $       33,773,292
                                                                 ==================         ==================

In June 1999, the Company sold its interest in approximately 15,000 net undeveloped acres and a working interest in several wells for $5,000,000 in cash and $8,200,000 in future work commitments. Of the proceeds, $2,758,000 have been allocated to the acreage sold and $2,242,000 to the well interests sold. Such amounts have been recorded as a reduction to the carrying values of the Unproven and Developed properties, respectively.

During the year ended June 30, 1999, the Company recorded a ceiling test write-down of $3,416,786.

Effective July 1, 1998, the Company assigned an interest in certain wells as payment of debt the Company had incurred on drilling these wells. The Company did not recognize any gain or loss on this transaction and, accordingly, the carrying value of oil and gas properties and the long-term debt account were reduced by the same amount.

At June 30, 1998, a write-down of oil and gas properties in the amount of $8,196,605 was recorded. This write-down has been reflected in the 1998 statement of operations in two separate components: (i) a loss on abandonment of oil and gas property in the amount of $6,115,305 and (ii) a ceiling test write-down in the amount of $2,081,300.

Included in Properties at December 31, 1999 is $2,500,000 of prepaid environmental costs, which relate to the Company's agreement to purchase specified nitrogen oxide emission off-sets. Of the purchase price, $500,000 was paid when the agreement was initially entered into and $2,000,000 of the purchase was in the form of a note that bears interest at 10%, which was paid in installments of $750,000 and $1,250,000 on July 15, 1999 and 2000, respectively.

3.    CAPITAL ASSETS:

                                       December 31,         December 31,        December 31,         December 31,
                                          2000                 2000                2000                 1999
                                                            Accumulated             Net                  Net
                                           Cost             Depreciation         Book Value           Book Value
                                    -----------------   -----------------------------------------------------------
       Computer equipment           $         484,347   $           243,124   $         241,223   $         268,831
       Office equipment                       170,203               102,878              67,325              89,610
       Field equipment                        145,175                94,755              50,420              68,977
       Other                                  128,625                32,145              96,480               3,298
                                    -----------------   -------------------   -----------------   -----------------
                                    $         928,350   $           472,902   $         455,448   $         430,716
                                    =================   ===================   =================   =================

4.  LONG-TERM DEBT:

                                                          December 31,             December 31,
                                                             2000                     1999
                                                     ------------------       ---------------------
Bank indebtedness                                    $       17,650,000       $           4,750,000
Note payable, including accrued interest                              -                   1,312,500
Short term obligations to be refinanced                       6,880,612                   2,404,146
                                                     ------------------       ---------------------
                                                     $       24,530,612       $           8,466,646
                                                     ==================       =====================

Bank indebtedness:
On November 7, 1997, the Company entered into a credit facility (Initial Facility) with Wells Fargo with an initial borrowing base of $2,650,000. The borrowing base at December 31, 1999 was amended to $12,000,000 with a final maturity date of April 1, 2000. The outstanding balance of the Initial Facility bears interest at prime rate plus two percent and is secured by all of the Company's oil and gas properties.

On March 22, 2000, the Company entered into a new senior revolving credit facility (New Facility) with Bank One, Texas N.A. Proceeds from the New Facility were used to pay off the outstanding balance of the Initial Facility at March 22, 2000 and to fund the Company's drilling programs. This facility provides for a maximum line of credit of $40 million with an initial borrowing base of $18 million. The borrowing base was increased on January 19, 2001 to $28 million based on increased reserves. The outstanding balance on the line bears interest at the bank's Prime Rate or LIBOR plus two and one-half percent and is secured by all of the Company's Wyoming oil and gas properties. The New Facility expires on March 1, 2003.

Note payable:
The note payable relates to the purchase of nitrogen oxide emission off-sets discussed in Note 2. The note bears interest at 10% and was payable in installments of $750,000 and $1,250,000 on July 15, 1999 and 2000, respectively.

Short term obligations to be refinanced:
These costs relate to drilling obligations which will be funded on a long-term basis through the use of the available borrowing base of bank indebtedness.

5.  SHARE CAPITAL:

(a) AUTHORIZED:

100,000,000 common shares with no par value

(b) ISSUED:

                                                       Number of
                                                        Shares                  Amount
                                                    ---------------         --------------
Balance, June 30, 1997                                   35,192,305         $   20,133,202
Shares issued during the year:
For cash                                                  6,544,800              5,170,951
For conversion of special warrants                        6,354,610              7,007,883
                                                    ---------------         --------------
Balance, June 30, 1998                                   48,091,715             32,312,036

Shares issued during the period:
For cash                                                  1,165,910                572,849
For conversion of special warrants                        7,236,100             17,600,442
                                                    ---------------         --------------
Balance, June 30, 1999                                   56,493,725             50,485,327

Shares issued during the period:
For cash                                                    257,400                181,304
                                                    ---------------         --------------
Balance, December 31, 1999                               56,751,125             50,666,631

Shares issued during the period:
For cash                                                      5,000                  4,032
For services rendered                                       183,637                168,000
                                                    ---------------         --------------
Balance, December 31, 2000                               56,939,762         $   50,838,663
                                                    ===============         ==============

(c) SHARE OPTIONS

                                                Number of                     Price range
                                                  Options                       (Cdn)
                                            ------------------------------------------------
  Balance, June 30, 1997                         3,052,720                   $0.36 to $3.77

  Granted                                        1,855,000                   $4.42 to $7.10
  Exercised                                     (1,444,500)                  $0.50 to $5.00
                                            --------------
  Balance, June 30, 1998                         3,463,220                   $0.50 to $7.10

  Granted                                        2,150,000                   $1.46 to $3.85
  Exercised                                       (545,600)                  $0.50 to $1.05
  Cancelled                                     (1,445,360)                  $3.79 to $7.10
                                            --------------
  Balance, June 30, 1999                         3,622,260                   $1.50 to $6.96

  Granted                                        1,595,000                   $1.00 to $1.20
  Exercised                                       (257,400)                  $1.05
  Cancelled                                       (440,000)                  $1.05
                                            --------------
  Balance, December 31, 1999                     4,519,860                   $1.00 to $6.63

  Granted                                        1,255,000                   $0.81 to $4.15
  Exercised                                         (5,000)                  $1.20
  Cancelled                                     (1,244,860)                  $1.20 to $6.63
                                            --------------
  Balance, December 31, 2000                     4,525,000
                                            ==============


The share options outstanding at December 31, 2000 were held as follows:

Relationship of Option holder                         Number of Shares    Exercise Price (Cdn)    Expiry            Exercisable
-----------------------------                                                                   Period/Date
                                                      ---------------------------------------------------------------------------
  Directors/Employees/Consultants                          40,000               $4.90               5/01                     -
  Directors/Employees                                   1,650,000               $1.46               1/09             1,650,000
  Directors/Employees                                     200,000               $1.21               7/09               200,000
  Directors/Employees                                     700,000               $1.20              11/09               700,000
  Directors/Employees                                     680,000               $1.00              12/09               680,000
  Directors/Employees/Consultants                         290,000               $0.81               3/10               145,000
  Directors/Employees/Consultants                         895,000               $1.79               6/10               223,750
  Directors/Employees/Consultants                          70,000               $4.15              10/10                     -
                                                      -----------                                                    ---------
                                                        4,525,000                                                    3,598,750
                                                      ===========                                                    =========

No compensation resulted from the granting of these options as all were granted at or above the market value of the common shares at the date of grant.

(d) SHARE PURCHASE WARRANTS:

                                                            Number of           Price range
                                                             Warrants              (Cdn)
                                                         ------------------------------------
      Balance, June 30, 1997                                  2,941,500      $0.22 to $3.35

      Expired                                                (1,486,500)     $0.22 to $0.33
                                                         --------------
      Balance, June 30, 1998                                  1,455,000      $0.35 to $3.35

      Issued upon conversion of Special Warrants              5,832,100      $4.02 to $5.20
      Exercised                                                (205,000)     $0.48 to $0.56
      Expired                                                (1,250,000)     $4.02 to $4.62
                                                         --------------
      Balance, June 30, 1999                                  5,832,100      $4.02 to $5.20

      Expired                                                (4,428,100)     $4.02 to $4.62
                                                         --------------
      Balance, December 31, 1999                              1,404,000      $4.02 to $5.20

      Expired                                                (1,404,000)     $4.02 to $5.20
                                                         --------------
      Balance, December 31, 2000                                      -
                                                         ==============

6. RELATED PARTY TRANSACTIONS:

The following amounts were paid to directors and officers of the Company or its affiliates:

                                                         ------------------------------------------------------------------------
                                                            Year ended       Six months ended     Year ended        Year ended
                                                           December 31,        December 31,        June 30,          June 30,
                                                               2000                1999               1999              1998
                                                         ------------------------------------------------------------------------
     Office rent and administration services to a
       company controlled by a director                  $            -      $      106,899    $      404,806      $      416,167
                                                         --------------      --------------    --------------      --------------
     Management bonus to directors and officers          $            -      $            -    $      190,743      $      187,663
                                                         --------------      --------------    --------------      --------------
     Wages/fees to directors and officers                $            -      $            -    $      193,320      $      292,851
                                                         --------------      --------------    --------------      --------------

     Amounts due from related parties:

     RIS Resources International Corp. (a)               $            -      $            -    $            -      $      109,250
     Enterprise Exploration and Production Inc. (b)                   -                   -            22,601              22,601
     Transglobe Energy Corporation (c)                                -               4,299             3,010              30,677
     Arrowhead Minerals Corporation (d)                               -                   -            18,595           1,779,352
                                                         --------------      --------------    --------------      --------------
     Total                                               $            -      $        4,299    $       44,206      $    1,941,880
                                                         ==============      ==============    ==============      ==============

     Amounts due to related parties:

     Arrowhead Minerals Corporation                      $            -      $            -    $       12,200      $      998,682
     RIS Resources International Corp.                                -                   -                 -                   -
     Enterprise Exploration and Production Inc.                       -                   -            39,869              39,869
     Transglobe Energy Corporation                                    -                   -                 -                   -
                                                         --------------      --------------    --------------      --------------
     Total                                               $            -      $            -    $       52,069      $    1,038,551
                                                         ==============      ==============    ==============      ==============

The above amounts due from and to related parties were incurred in the normal course of oil and gas operations.

Related party relationships:

(a) RIS Resources International Corp. ("RIS")
One of the Company's directors is President and a director of RIS. During fiscal 1997, the Company acquired all of the oil and gas assets of RIS, in exchange for 9,382,845 Common shares of the Company.

(b) Enterprise Exploration and Production Inc. ("Enterprise")
One of the Company's directors is the owner of Enterprise. The Company and Enterprise both own working interests in one of the Company's oil and gas properties.

(c) Transglobe Energy Corporation ("Transglobe")
One of the Company's directors is a director and Chairman of Transglobe. The Company and Transglobe both own working interests in a number of the same oil and gas properties.

(d) Arrowhead Minerals Corporation ("Arrowhead")
The Company's former president and one of the Company's former officers, who are also directors of the Company, are directors of Arrowhead. The Company and Arrowhead both own working interests in a number of the same oil and gas properties. At December 31, 2000 there remains one director of the Company who is also a director of Arrowhead.

7. NOTES RECEIVABLE:

In conjunction with the arrangement pursuant to which Ultra would acquire all of the issued and outstanding shares of Pendaries Petroleum Ltd (Pendaries) (Note
14), Ultra has provided a U.S.$5.0 million line of credit to Pendaries' subsidiary, Sino-American Energy Company (Sino-American). The line of credit bears interest at the prime rate of Bank One Texas, N.A (9.3% at December 31,
2000). The credit facility is fully guaranteed by Pendaries and secured by all of the stock of Sino-American. Under the terms of the credit facility, any of the amounts borrowed by Sino-American must be repaid by December 31, 2001 unless
extinguished by an earlier closing of the merger with Ultra.   The outstanding
balance at December 31, 2000 was $2,530,976. As of January 16, 2001, the closing date of the Pendaries acquisition, the note was converted to an inter-company receivable.

8. INCOME TAXES:

The recovery of (provision for) income taxes for the year ended December 31, 2000 varies from the amounts that would be computed by applying the U.S. Federal income tax rate of 35% to pretax loss as a result of the following:

                    Federal tax expense at statutory rate                                     $ 3,598,345
                    State income tax expense                                                       43,132
                    Nondeductible meals and entertainment                                           3,850
                    Partnership income                                                          1,162,921
                    Percentage depletion                                                         (477,417)
                    Other                                                                           1,722
                    Decrease in valuation allowance                                            (4,332,553)
                                                                                          ---------------
                    Actual income tax expense                                                           -
                                                                                          ---------------

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities are as follows:

                    Future tax assets:
                         Property and equipment                                              $  6,690,227
                         Net operating loss carry forward                                       6,028,824
                                                                                          ---------------
                                                                                               12,719,051
                         Less valuation allowance                                              (5,208,618)
                                                                                          ---------------
                         Total future assets                                                    7,510,433
                    Future tax liabilities - property and equipment                           ( 7,510,433)
                                                                                          ---------------
                         Net future tax assets (liabilities)                                            -
                                                                                          ---------------

At December 31, 2000, the Company has available non-capital loss carryforwards as follows:

                                      Losses for Financial          Timing                Losses for
                                          Statements              Differences            Tax Purposes           Expiry Dates
                                     -----------------------------------------------------------------------------------------
     Canada (Cdn dollars)                       $8,414,920            $  (245,702)           $ 8,660,622         2000-2007
                                     ---------------------   --------------------    -------------------
     United States (US dollars)                 $8,798,205            $(7,904,544)           $16,702,749         2008-2020
                                     ---------------------   --------------------    -------------------

No benefit from these losses has been recorded in the accounts because of the uncertainty associated with their ultimate realization. In the year ended December 31, 2000 the valuation allowance for net deferred tax assets decreased $12,378,000. The benefit of the Canadian loss carryforwards can only be realized when the company generates taxable income in Canada. The Company currently has no operations in Canada.

9. EMPLOYEE BENEFITS:

The Company sponsors a qualified tax-deferred savings plan in accordance with provisions of Section 401(k) of the Internal Revenue Code for its U.S. employees. Employees may defer up to 15% of their compensation, subject to certain limitations. The Company matches the employee contributions up to 5% of employee compensation along with a profit sharing contribution of 8% which began in February 2000. The plan operates on a calendar year basis and began in February 1998. The expense associated with the Company's contribution was $130,341 for the year ended 2000, $27,060 for the six months ended December 31, 1999 and $58,978 and $18,672 for the years ended June 30,1999 and 1998, respectively.

10. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, ("Canadian GAAP"), which differ in certain respects from generally accepted accounting principles in the United States, ("US GAAP").

Had the Company followed US GAAP, the carrying value of the oil and gas properties would not be materially different than under Canadian GAAP. Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Under Canadian GAAP, future net revenues are not discounted, however, they are reduced for estimated future general and administrative expenses and interest. For the year ended December 31, 2000, the six months ended December 31, 1999 and the years-ended June 1999 and 1998 the calculations of the ceiling test write downs that were recorded under Canadian GAAP approximated that determined under US GAAP.

Total Shareholders Equity under US GAAP would be $169,199 lower due to the manner in which escrowed shares were accounted for in fiscal 1995.

11. COMMITMENTS AND CONTINGENCIES:

The Company is committed to payments, under an operating lease for office space, of $371,000 in fiscal 2001, $376,000 in 2002 and $380,000 in fiscal 2003.
Approximately 50% of these payments are offset by a sublease with the same term as the primary lease.

During the six months ended December 31, 1999, the Company settled the litigation relating to the 1998 plugging and abandonment of the White Estate No. 1 well in Henderson County, Texas. The settlement and the legal fees associated with this litigation resulted in a charge of $1,875,610.

The Company is currently involved in various other routine disputes and allegations incidental to its business operations. While it is not possible to determine the ultimate disposition of these matters, management, after consultation with legal counsel, is of the opinion that the final resolution of all such currently pending or threatened litigation is not likely to have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS:

For certain of the Company's financial instruments including accounts receivable, note receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to the immediate or short-term maturity of these financial instruments. The carrying value for notes payable approximates fair market value because the interest rates are similar to the current rates presently available to the Company for loans with similar terms and maturity. It is not practicable to estimate the fair values of amounts due to and from related parties due to the related party nature of the amounts and the absence of a ready market for such instruments.

13. DISCLOSURE ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED):

The following information about the Company's oil and gas producing activities is presented in accordance with Financial Accounting Standards Board Statement No. 69: Disclosure About Oil and Gas Producing Activities:

A. OIL AND GAS RESERVES:

The determination of oil and gas reserves is complex and highly interpretive. Assumptions used to estimate reserve information may significantly increase or decrease such reserves in future periods. The estimates of reserves are subject to continuing changes and, therefore, an accurate determination of reserves may not be possible for many years because of the time needed for development, drilling, testing, and studies of reservoirs. The following unaudited tables as of December 31, 2000 and 1999 are based upon estimates prepared by Netherland, Sewell & Associates, Inc. dated February 12, 2001 and February 4, 2000 respectively. The reserve reports as of July 1, 1999, 1998, and 1997 have been prepared by Gilbert Lausten Jung Associates Ltd. These are estimated quantities of proved oil and gas reserves for the Company and the changes in total proved reserves as of and for the six months ended December 31, 1999 and as of June 30, 1999 and 1998 and for each of the years in the three year period ended June 30, 1999. All such reserves are located in the United States.

B. ANALYSES OF CHANGES IN PROVEN RESERVES:

                                                            OIL (BBLS)                     GAS (MCF)
                                                     ----------------------------------------------------
Reserves, July 1, 1997                                            1,759,000                    45,500,000
                                                     ----------------------        ----------------------
Extensions, discoveries and additions                               206,000                    20,400,000
Production                                                          (14,000)                   (1,800,000)
Revisions                                                        (1,372,000)                   (6,800,000)
Acquisition of reserves in place                                          -                             -
Sale of reserves in place                                                 -                      (200,000)
                                                     ----------------------        ----------------------
Reserves, July 1, 1998                                              579,000                    57,100,000
                                                     ----------------------        ----------------------

Extensions, discoveries and additions                                66,000                     8,640,000
Production                                                          (42,000)                   (4,129,000)
Revisions                                                           125,000                     8,400,000
Acquisition of reserves in place                                          -                             -
Sale of reserves in place                                          (308,000)                  (28,575,000)
                                                     ----------------------        ----------------------
Reserves, July 1, 1999                                              420,000                    41,436,000
                                                     ----------------------        ----------------------

Extensions, discoveries and additions                               266,000                    33,228,000
Production                                                          (19,600)                   (1,907,600)
Revisions                                                           (91,400)                   (1,525,400)
Acquisition of reserves in place                                          -                             -
Sale of reserves in place                                                 -                             -
                                                     ----------------------        ----------------------
Reserves, January 1, 2000                                           575,000                    71,231,000
                                                     ----------------------        ----------------------

Extensions, discoveries and additions                               741,800                    91,369,000
Production                                                          (50,400)                   (5,297,400)
Revisions                                                            23,900                     3,087,400
Acquisition of reserves in place                                          -                             -
Sale of reserves in place                                                 -                             -
                                                     ----------------------        ----------------------
Reserves, January 1, 2001                                         1,290,300                   160,390,000
                                                     ======================        ======================

Proved developed reserves:
July 1, 1998                                                        224,000                    22,300,000
                                                     ======================        ======================
July 1, 1999                                                        350,000                    34,400,000
                                                     ======================        ======================
January 1, 2000                                                     297,000                    36,480,000
                                                     ======================        ======================
January 1, 2001                                                     683,000                    84,550,000
                                                     ======================        ======================

C. STANDARDIZED MEASURE:

The standardized measure of discounted future net cash flows related to proven oil and gas reserves are as follows (000US$):

                                               December 31,     December 31,     June 30,     June 30,
                                                  2000             1999            1999         1998
                                             ---------------------------------------------------------
Future cash inflows                              $1,301,456         $148,609     $ 81,797     $ 86,770
Future production costs                            (205,935)         (34,708)     (13,638)     (20,140)
Future development costs                            (43,395)         (20,963)      (3,677)     (18,809)
Future income taxes                                (390,865)         (16,782)      (9,756)      (4,536)
                                             --------------     ------------   ----------   ----------
Future net cash flows                               661,261           76,156       54,726       43,285
Discount at 10%                                    (168,018)         (34,881)     (28,695)     (27,536)
                                             --------------     ------------   ----------   ----------
Standardized measure of
  Discounted future net cash flows               $  493,243         $ 41,275     $ 26,031     $ 15,749
                                             ==============     ============   ==========   ==========

The estimate of future income taxes is based on the future net cash flows from proved reserves adjusted for the tax basis of the oil and gas properties but without consideration of general and administrative and interest expenses.

D. SUMMARY OF CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS (000US$)

                                                       December 31,     December 31,     June 30,     June 30,
                                                          2000              1999           1999         1998
                                                     ---------------------------------------------------------
Standardized measure, beginning                            $ 41,275          $26,031     $ 15,749     $ 21,785
Net revisions                                                  (371)          (1,306)       8,511      (18,473)
Extensions, discoveries and other changes                   278,004           24,771        6,641        9,131
Sales of reserves in place                                        -                -      (21,751)        (184)
Changes in future development costs                          (9,622)          (7,677)      (1,241)       1,717
Sales of oil and gas, net of production costs               (18,083)          (3,457)      (4,451)      (3,397)
Net change in prices and production costs                   191,885           (4,330)       8,201       (3,460)
Development costs incurred during the
   period that reduce future development costs                1,385                -       15,787            -
Accretion of discount                                         4,127            2,603        1,575        2,178
Net change in income taxes                                    4,643            4,640       (2,990)       6,452
                                                     --------------     ------------   ----------   ----------
Standardized measure, ending                               $493,243          $41,275     $ 26,031     $ 15,749
                                                     ==============     ============   ==========   ==========

There are numerous uncertainties inherent in estimating quantities of proved reserves and projected future rates of production and timing of development expenditures, including many factors beyond the control of the Company. The reserve data and standardized measures set forth herein represent only estimates. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgement. As a result, estimates of different engineers often vary. In addition, results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. Further, the estimated future net revenues from proved reserves and the present value thereof are based upon certain assumptions, including geologic success, prices, future production levels and costs that may not prove correct over time. Predictions of future production levels are subject to great uncertainty, and the meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Historically, oil and gas prices have fluctuated widely.

E. COSTS INCURRED IN OIL AND GAS EXPLORATION AND DEVELOPMENT ACTIVITIES
(US$000):

                                                          Year Ended       Six Months Ended    Year Ended    Year Ended
Years Ended                                              December 31,        December 31,       June 30,      June 30,
                                                            2000                1999              1999          1998
                                                     -------------------------------------------------------------------
Acquisition costs - unproved properties                     $         -        $      375     $      598       $  16,245
Exploration                                                      11,175             3,505          3,907           7,620
Development                                                      18,115             2,308         17,491           6,831
                                                     ------------------    --------------   ------------    ------------
Total                                                       $    29,290        $    6,188     $   21,996       $  30,696
                                                     ==================    ==============   ============    ============

All of the Company's properties are in the United States.

F. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES (US$000):



                                                        Year Ended    Six Months Ended     Year Ended     Year Ended
Years Ended                                            December 31,     December 31,        June 30,       June 30,
                                                           2000             1999              1999           1998
                                                     --------------------------------------------------------------
Oil and gas revenue                                         $21,003          $ 4,786         $ 7,022        $ 3,646
Production expenses and taxes                                (4,241)          (1,329)         (2,571)          (953)
Depletion and depreciation                                   (3,163)          (1,186)         (1,794)        (1,377)
                                                     --------------   --------------     -----------    -----------
Total                                                       $13,599          $ 2,271         $ 2,657        $ 1,316
                                                     ==============   ==============     ===========    ===========

14.  SUBSEQUENT EVENTS (UNAUDITED)

Effective January 16, 2001, the Company completed the previously announced agreement to acquire 100% of the outstanding shares of Pendaries Petroleum, Ltd. in exchange for 14,995,000 shares of Ultra Petroleum Corp common stock. The transaction was accounted for using the purchase method of accounting and was valued at $40 million. Pendaries is a Houston based independent oil and gas exploration company with its primary focus in the Bohai Bay, China. As of January 1, 2001, Pendaries had proved reserves of 12.7 million barrels with estimated future net revenues before income taxes discounted at 10% of $103 million.

AUDITORS' REPORT

To the Shareholders of
Ultra Petroleum Corp

We have audited the consolidated balance sheets of Ultra Petroleum Corp and subsidiaries as at December 31, 2000 and 1999, and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2000, the six months ended December 31, 1999 and the years ended June 30, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999, and the results of its operations and its cash flows for the year ended December 31, 2000, the six months ended December 31, 1999 and the years ended June 30, 1999 and 1998, in accordance with accounting principles generally accepted in Canada. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in method of accounting for income taxes explained in Note 1, on a consistent basis.

/s/ KPMG LLP

KPMG
Chartered Accountants
Vancouver, Canada
April 3, 2001

YUKON [LOGO]                BUSINESS CORPORATIONS ACT
Justice                              FORM 3




                          Certificate of Continuance



                             ULTRA PETROLEUM CORP.



I hereby certify that the above-mentioned corporation was continued into Yukon, as set out in the attached Articles of Continuance, under section 190 of the Business Corporations Act.



[SEAL]                                                  /s/ J. Athron
                                                     -------------------------
Corporate Access Number:27812                               M. Richard Roberts
Date of Continuance:2000-03-01                       Registrar of Corporations

                                     YUKON
                           BUSINESS CORPORATIONS ACT
                                 (Section 190)

                                                                       Form 3-01

                            ARTICLES OF CONTINUANCE
                            -----------------------

1.   Name of Corporation:
     ULTRA PETROLEUM CORP.

2. The classes and any maximum number of shares that the Corporation is authorized to issue:
     The attached Schedule "A" is incorporated and forms part of the Articles of Continuance.

3.   Restrictions, if any, on share transfers:
     There are no restrictions on share transfers.

4.   Number (or minimum and maximum number) of Directors:
     Not less than one (1), nor more than seven (7)

5.   Restrictions, if any, on business the Corporation may carry on:
     The Corporation is restricted from carrying on the business of a railway, steamship, air transport, canal, telegraph, telephone or irrigation company.

6.   If change of name effected, previous name:

     Name at time of Incorporation: Starmark Resources Ltd.:  November 14, 1979

     Name change from Starmark Resources Ltd. to
     Transglobe Resources Ltd.:                               April 11, 1984

     Name change from Transglobe Resources Ltd. to
     Transglobe Real Estate Corp.:                            June 19, 1990

     Name change from Transglobe Real Estate Corp.
     to Ultra Petroleum Corp.:                                October 21, 1993

7.   Details of incorporation

     Incorporation Date:                                      November 14, 1979

     British Columbia Company:                                Certificate of
                                                              Incorporation
                                                              No. 19979

     Name at time of Incorporation: Starmark Resources Ltd.   November 14, 1979

     Incorporating Memorandum and Articles:                   November 14, 1979

     Altered Memorandum - consolidated shares on a 3 for 1 basis:    April 11, 1984

     Altered Articles - new form of Articles were adopted:           March 7, 1990

     Altered Articles - new form of Articles were adopted:           October 12, 1993

     Altered Memorandum - altered the authorized share capital:      July 15, 1994

     Altered Memorandum and Articles - Altered Memorandum increased the authorized capital by the creation of 10,000,000 preferred shares. Articles altered by addition of Part 26 - Special
     Rights and Restrictions Attached to Preferred Shares:           December 15, 1998


8.   Other provisions, if any:
     The attached Schedule "B" is incorporated and forms part of the Articles of Continuance.


9.   Date:  February 8, 2000

     Signature: /s/ Micheal D. Watford
                ----------------------           Title:  Chairman, CEO and
                Micheal D. Watford                       President


                                                                FILED
                                                                MAR 01 2000
                                                                DEPUTY REGISTRAR
                                                                OF CORPORATIONS

                                 SCHEDULE "A"

                          ULTRA PETROLEUM CORPORATION

The classes and any maximum number of shares that the Corporation is authorized to issue:

The Corporation is authorized to issue an unlimited number of shares without nominal or par value and the authorized capital of the Corporation is to be divided into:

1. Common shares which shall have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

     (a)  Voting
          ------

          Holders of common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class of shares of the Corporation are entitled to vote separately.

     (b)  Dividends
          ---------

          Subject to the prior rights of the holders of preferred shares and any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors of the Corporation may from time to time determine and all dividends which the board of directors of the Corporation may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

     (c)  Participation in Assets on Dissolution
          --------------------------------------

          In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the preferred shares and any other shares ranking senior to the common shares with respect to priority in the distribution for the purpose of winding-up, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

2 10,000,000 preferred shares which shall have attached thereto the following preferences, rights, conditions, restrictions, limitations, or prohibitions:

     (a)  Directors' Authority to Issue in One or More Series
          ---------------------------------------------------

          The board of directors of the Corporation may issue the preferred shares at any time and from time to time in one or more series before the first shares of any particular series are issued, and shall fix the number of preferred shares in such series and, determine, subject to the limitations in the Articles, the designation, rights, privileges, restrictions and conditions attached to the shares of such series including without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the priorities thereof in relation to other shares or the priorities of other shares in relation thereto, if any, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights, if any, the conversion or exchange rights attached thereto, if any, the voting rights attached thereto, if any, and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the board of directors of the Corporation shall send to the Registrar, as defined in the Yukon Business Corporations Act, Articles of Amendment
                               -------------------------
          containing the description of such series including the designation, rights, privileges, restrictions and conditions attached thereto as determined by the board of directors of the Corporation.

     (b)  Ranking of Preferred Shares
          ---------------------------

          No rights, privileges, restrictions or conditions attached to a series of preferred shares shall confer upon a series a priority in respect of voting dividends or return of capital over any other series of preferred shares then outstanding. The preferred shares shall be entitled to priority over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of preferred shares are not paid in full the preferred shares of all series shall participate rateably in respect of such dividends, including accumulations, of any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full, provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the preferred shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. After payment to the holders of preferred shares of each series of the amounts of dividends and capital payable in accordance with these provisions and the rights, privileges and restrictions attached to each series of preferred shares, the holders of preferred shares shall not be entitled to share in any further distribution of the property and assets of the Corporation. The preferred shares of any series may also be given such other preferences, consistent with the Articles, over the common shares and over any other shares raking junior to the preferred shares as may be determined in the case of such series of preferred shares.

(c)  Approval of Holders of Preferred Shares
     ---------------------------------------

     The rights, privileges, restrictions and conditions attaching to the preferred shares as a class may be added to, changed or removed but only with the approval of the holders of the preferred shares given as hereinafter specified.

     The approval of the holders of preferred shares to add to, change or remove any rights, privilege, restriction or condition attaching to the preferred shares as a class or to any other matter requiring the consent of the holders of the preferred shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of preferred shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the Yukon Business Corporations Act (as from time to time amended,
                  -------------------------
     varied or replaced) and prescribed in the Bylaws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of preferred shares as a class, each holder entitled to vote thereat shall have one vote in respect of each preferred share held by him.

                                 SCHEDULE "B"

                             ULTRA PETROLEUM CORP.

Other provisions, if any:

1. A meeting of the shareholders of the Corporation may, in the Directors' unfettered discretion, be held at any location in North America and Europe specified by the Directors in the Notice of such meeting.

2. The Directors may, between annual general meetings, appoint one or more additional Directors of the Corporation to serve until the next annual general meeting, but the number of additional Directors shall not at any time exceed one third of the number of Directors who held office at the expiration of the last annual general meeting of the Corporation, provided that the total number of directors shall not exceed the maximum number of directors fixed pursuant to the Articles.

                                  BYLAW NO.1

     A Bylaw relating generally to the transaction of the business and affairs of ULTRA PETROLEUM CORP. (the "Corporation")

                         SECTION ONE - INTERPRETATION

1.1 Interpretation. Words and expressions defined in the Business Corporations Act, Revised Statutes of the Yukon 1986, Chapter 15 as amended from time to time, and any Statute that may be substituted therefor, as amended from time to time (the "Act") have the same meanings when used in the Bylaws. Words importing the singular number include the plural and vice versa and words importing gender include masculine, feminine and neuter genders as required by the context.

1.2 Conflict with Act or Articles. The Bylaws are subject to the provisions of the Act and the articles of the Corporation and in the event of conflict between the provisions of any Bylaws and the provisions of the Act or the articles, the provisions of the Act or the articles shall prevail over the Bylaws.

1.3 Headings. The headings and indices used in the Bylaws are inserted for convenience of reference only and do not affect the interpretation of the Bylaws or any part thereof.

                   SECTION TWO - BUSINESS OF THE CORPORATION

2.1 Corporate Seal. The Board of Directors of the Corporation (the "Board") may adopt and change a corporate seal which shall contain the name of the Corporation and the Board may cause to be created as many duplicates thereof as the Board shall determine.

2.2 Execution of Instruments. The Board may from time to time direct the manner in which, and the person or persons by whom, any particular document or class of documents may or shall be signed and delivered. In the absence of a directors' resolution concerning the execution of any particular documents, documents shall be signed and delivered on behalf of the Corporation by one person, who holds the office of Chairman of the Board, President, Managing Director, Vice President, Secretary, Treasurer or director or any other office created by bylaw or by resolution of the Board, including affixing the corporate seal to all such documents as may require the same.

2.3 Banking and Financial Arrangements. The banking and financial business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking and financial business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.4 Voting Rights in other Bodies Corporate. The signing officer of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officer executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.


2.5 Withholding Information from Shareholders. Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation shall be open to the inspection of shareholders and no shareholder shall have any right of inspection of any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a general meeting of shareholders.

                      SECTION THREE - DIRECTORS AND BOARD

3.1 Calling of Meeting. Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman of the Board, the Managing Director, the President or any two directors may determine.

3.2 Notice of Meetings. Notice of the time and place of Board meetings shall be given to each director in the manner provided in Section 10.1 not less than 48 hours before the time of the meeting.

3.3 Telecommunication. A director may participate in a Board meeting or a meeting of a committee of directors by means of telephone or other communication facilities that permit all directors participating in the meeting to hear each other.

3.4 Quorum. A quorum for Board meetings shall be a majority of the directors present in person or by telecommunication. If a quorum is not present within 15 minutes of the time fixed for the holding of the meeting, the meeting shall be adjourned for not less than 72 hours and notice of the time and place of the adjourned meeting shall be given to each director not less than 48 hours before the time of the adjourned meeting. If a quorum is not present within 15 minutes of the time fixed for the holding of the adjourned meeting, those directors present in person or by telecommunication shall constitute a quorum for the purpose of the adjourned meeting.

3.3 First Meeting of New Board. Provided a quorum of directors is present, each newly elected Board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

3.6 Regular Meetings. The Board may appoint a day or days in any month or months and a place and hour for regular meetings of the Board. A copy of any resolution of the Board fixing the day or days, the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.7 Casting Vote. At all Board meetings, each director shall have one vote and every question shall be decided by a majority of votes cast on each question.
In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote in addition to the vote to which he may be entitled as a director.

3.8 Chairman. The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:

     a)  the Chairman of the Board; or

     b)  the President; or

     c) any Vice-President (and where more than one Vice-President is present at the meeting, then the priority to act as chairman as between them shall be in order of their appointment to the office of Vice-President).

If no such officer is present within 15 minutes from the time fixed for the holding of the meeting of the Board, the persons present shall choose one of their number then present to be chairman of that meeting.

3.9 Committees of Directors. Unless otherwise ordered by the Board each committee of directors shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

3.10 Remuneration and Expenses. The directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travel expenses and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

                            SECTION FOUR - OFFICERS

4.1 Appointment. The Board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. Subject to those powers and authority which pursuant to the Act may only be exercised by the directors, the officers of the Corporation may exercise, respectively, such powers and authority and shall perform such duties, in addition to those specified in the Bylaws, as may from time to time be prescribed by the Board. Except for the Chairman of the Board, if appointed, and the Managing Director, if appointed, an officer may, but need not be, a director.

4.2 Delegation. In case of the absence of any officer or employee of the Corporation or for any other reason that the Board may deem sufficient, the Board may delegate for the time being the powers and authority of such officer or employee to any other officer or employee or to any director of the Corporation.

4.3 Chairman of the Board. The Chairman of the Board, if appointed, shall be a director of the Corporation and shall be the chief executive officer of the Corporation. The Chairman of the Board shall preside at all meetings of the Board and may exercise such other powers and authority and shall perform the duties which the directors may from time to time prescribe. During the absence or disability of the Chairman of the Board, his or her duties shall be performed and his or her powers exercised by the Managing Director, if any, or if no Managing Director, by the President.

4.4 Managing Director. The Managing Director, if appointed, shall be a director of the Corporation, shall manage the operations of the Corporation generally, and may exercise such other powers and authority and shall perform such other duties as may from time to time be prescribed by the Board. During the absence or disability of the Chairman of the Board and/or the President, or if no Chairman of the Board and/or President have been appointed, the Managing Director shall also have the powers and duties of the Chairman of the Board and/or the President.

4.5 President. The President shall, subject to the authority of the Board, be responsible for the general supervision of the business and affairs of the Corporation and shall have such other powers and duties as the Board may specify. During the absence or disability of the Chairman of the Board and/or the Managing Director, or if no Chairman of the Board and/or Managing Director have been appointed, in the event the President is a Director of the Corporation, the President shall also have the powers and duties of the Chairman of the Board and/or the Managing Director.

4.6 Vice-President. The Vice-President, or if more than one Vice-President has been appointed, the Vice-Presidents, may exercise such powers and authority and shall perform such duties as may from time to time be prescribed by the Board. Subject to Sections 4.3 and 4.4, one of the Vice-Presidents, being a shareholder and/or director, as the case may be, where required by the Act or these Bylaws, may exercise the powers and perform the duties of the Chairman of the Board and/or the Managing Director and/or the President.

4.7 Secretary. Except as may be otherwise determined from time to time by the Board, the Secretary shall attend and be the Secretary to all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings. The Secretary shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, auditors and members of committees of the Board. The Secretary shall be the custodian of the corporate seal, if any, of the Corporation and shall have charge of all books, papers, reports, certificates, records, documents, registers and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose and may exercise such other powers and authority and shall perform such other duties as may from time to time prescribed by the Board or by the President.

4.8 Treasurer. The Treasurer shall be responsible for the keeping of proper accounting records in compliance with the Act and shall be responsible for the deposit of monies and other valuable effects of the Corporation in the name and to the credit of the Corporation in such banks or other depositories as the Board may from time to time designate and shall be responsible for the disbursement of the funds of the Corporation. The Treasurer shall render to the Board whenever so directed an amount of all financial transactions and of the financial position of the Corporation. The Treasurer may exercise such other duties as may from time to time be prescribed by the Board or by the President.

4.9 Other Officers. The powers and duties of all other officers shall be those prescribed by the Board from time to time. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the President otherwise direct.

4.10 Variation of the Powers and Duties. The Board may from time to time vary, add to or limit the powers, authority and duties of any officer.

4.11 Removal and Discharge. The Board may remove any officer of the Corporation, with or without cause, at any meeting called for that purpose and may elect or appoint others in their place or places. Any officer or employee of the Corporation, not being a member of the Board, may also be removed and discharged, either with or without cause, by the Chairman of the Board or the President. If, however, there be a contract with an officer or employee derogating from the provisions of this Section, such removal or discharge shall be subject to the provisions of such contract.

4.12 Term of Office. Each officer appointed by the Board shall hold office until a successor is appointed, or until his earlier resignation or removal by the Board.

4.13 Term of Employment and Remuneration. The terms of employment and the remuneration of officers appointed by the Board shall be settled by the Board from time to time.

4.14 Agents and Attorneys. The Board, the Chairman of the Board or the President may also from time to time appoint other agents, attorneys, officers and employees of the Corporation within or without Canada, who may be given such titles and who may exercise such powers and authority (including the power of subdelegation) and shall perform such duties of management or otherwise, as the Board may from time to time prescribe.

4.15 Fidelity Bonds. The Board, the Chairman of the Board or the President may require such officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful performance of their powers and duties, in such form and with such surety as the Board may from time to time determine.


                        SECTION FIVE - INDEMNIFICATION

5.1 Indemnification of Directors and Officers against actions by Third Parties. Except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgement in its favor, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that Corporation or body corporate, if:

     a) He acted honestly and in good faith with a view to the best interests of the Corporation;

     b) In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

5.2 Indemnification of Directors and Officers against actions by the Corporation. The Corporaion may, with the approval of the Supreme Court of the Yukon Territory, indemnify a person referred to in paragraph 5.1 in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in subparagraphs 5.1(a) and (b).

5.3 Right of Indemnity not Exclusive. The provisions for indemnification contained in the Bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to an action in his official capacity and as to an action in any other capacity while holding such office. This section shall also apply to a person who has ceased to be a director or officer, and shall enure to the benefit of the heirs and legal representatives of such person.

5.4 Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as the Board may from time to time determine.



                             SECTION SIX - SHARES

6.1 Options. The Board may from time to time grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided in the Act.

6.2 Non-recognition of Trusts. The Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise a right of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation's records or on the share certificate.

6.3 Joint Shareholders. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.


                     SECTION SEVEN - DIVIDENDS AND RIGHTS

7.1 Dividend Cheques. A dividend payable in cash shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which a dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at the address shown in the records of the Corporation, unless such holder otherwise directs. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.2 Joint Shareholders. In the case of joint holders, a cheque for payment of dividends, bonuses, returns of capital or other money payable, shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at the address shown in the records of the Corporation.

7.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

7.4 Unclaimed Dividends. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.


                   SECTION EIGHT - MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and, subject to the articles of the Corporation, at such place as the Board, or failing it, the Chairman of the Board, the Managing Director or the President, may from time to time determine.

8.2 Time for Deposit of Proxies. The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice, or if no such time is specified in such notice, unless it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.3 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those persons entitled to vote thereat, the directors and auditor (if any) of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or Bylaws to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.4 Quorum. A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holder or holders of five percent (5%) of the shares entitled to vote at the meeting are present in person or represented by proxy. No business shall be transacted at any meeting unless the requisite quorum is present at the time of the transaction of such business.

8.5 Adjournment. Should a quorum not be present at any meeting of shareholders, those present in person or by proxy and entitled to vote shall have power to adjourn the meeting for a period of not more than 30 days without notice other than announcement at the meeting. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned. Notice of meetings adjourned for more than 30 days and for more than 90 days shall be given as required by the Act.

8.6 Chairman. The chairman of any meeting of the shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting:

     a) the Chairman of the Board;

     b) the President;

     c) any Vice-President (and where more than one Vice-President is present at the meeting, then the priority to act as chairman as between them shall be in order of their appointment to the office of Vice-President).

If no such officer is present within 15 minutes from the time fixed for the holding of the meeting of the shareholders, the persons present and entitled to vote shall choose one of their number then present to be chairman of that meeting.

8.7 Secretary of Meeting. If the Secretary of the Corporation is absent, the chairman of a meeting of shareholders shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

8.8 Chairman's Casting Vote. At any meeting of shareholders every question shall be determined by the majority of the votes cast on the question. In the case of an equality of votes at a meeting of shareholders, the chairman of the meeting shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

8.9 Chairman's Declaration. At any meeting of shareholders, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

8.10 Voting by Ballot. If a ballot is demanded by a shareholder or proxy holder entitled to vote at a shareholder's meeting and the demand is not withdrawn, the ballot upon the motion shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot each shareholder who is present in person or represented by proxy shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles. The declaration by the Chairman of the meeting that the vote upon the question has been carried, or carried unanimously or by a particular majority, or lost or not carried by a particular majority and an entry in the minutes of the meetings shall be prima facie evidence of the fact without proof of the number or proportion of votes recorded in favour of or against any resolution or question.

8.11 Scrutineers. The chairman or the secretary at any meeting of the shareholders or the shareholders then present may appoint one or more scrutineers, who need not be shareholders, to count and report upon the results of the voting which is done by ballot.


                            SECTION NINE - NOTICES

9.1 Notices. In addition to any other method of service permitted by the Act, any notice or document required by the Act, the regulations, the articles or the Bylaws may be sent to any person entitled to receive same in the manner set out in the Act for service upon a shareholder or director any by any means of telecommunication with respect to which a written record is made. A notice sent by means of telecommunication shall be deemed to have been given on the first business day after the date upon which the written record is made.

9.2 Notice to Joint Shareholders. If two or more persons hold shares jointly, notice may be given to one of such persons and such notice shall be sufficient notice to all of them.

9.3 Change of Address. The Secretary or Assistant Secretary may change or cause to be changed the address in the records of the Corporation of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

9.4 Signature on Notice. The signature on any notice to be given by the Corporation may be lithographed, written, printed or otherwise mechanically reproduced.


                  SECTION TEN - EFFECTIVE DATE AND AMENDMENT

10.1 Effective Date. This Bylaw is effective from the date of the resolution of the Board adopting same and shall continue to be effective, unless amended by the Board, until the next meeting of shareholders of the Corporation, whereupon if same is confirmed or confirmed as amended, this Bylaw shall continue in effect in the form in which it was so confirmed.

10.2 Amending Bylaw. The Board may by resolution amend or repeal this Bylaw and such amendment or repeal shall have force and effect unless rejected by ordinary resolution of the shareholders entitled to vote at an annual general meeting.